UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

89bio, Inc.

(Name of Subject Company)

89bio, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

282559103

(CUSIP Number of Class of Securities)

Rohan Palekar

Chief Executive Officer

89bio, Inc.

655 Montgomery Street, Suite 1500

San Francisco, CA 94111

(415) 432-9270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Ryan A. Murr

Branden C. Berns

Evan D’Amico

Melanie E. Neary

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111-3715

(415) 393-8373

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is 89bio, Inc., a Delaware corporation (“89bio”). The address of the principal executive offices of 89bio is 655 Montgomery Street, Suite 1500, San Francisco, California 94111, and its telephone number is (415) 432-9270. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “89bio” refer to 89bio, Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of 89bio, $0.001 par value per share (collectively, the “Shares”). As of September 24, 2025, there were (i) 155,567,271 Shares issued and outstanding, (ii) 11,910,932 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Options”), (iii) 305,000 Shares issuable upon settlement of restricted stock unit awards subject to performance-based vesting (“PSUs”), (iv) 1,868,560 Shares issuable upon settlement of restricted stock unit awards other than PSUs (“RSUs”), and (v) 4,728,204 Shares subject to issuance pursuant to outstanding warrants to purchase Shares (the “Warrants”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of 89bio, which is the person filing this Schedule 14D-9, are set forth above under “Item 1. Subject Company Information—Name and Address.”

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Roche Holdings, Inc., a Delaware corporation (“Parent”), and (ii) Bluefin Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer to purchase all of the outstanding Shares at a per Share offer price of (i) $14.50 in cash, without interest (the “Closing Amount”) less any required withholding taxes, plus (ii) one non-tradeable contingent value right (each, a “CVR”) representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest less any required withholding taxes (each, a “Milestone Payment” and collectively, the “Milestone Payments”), upon the achievement of specified milestones on or prior to the applicable milestone outside dates, described in further detail below under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(b) Arrangements with Merger Sub, Parent, and their Affiliates—CVR Agreement,” subject to and in accordance with the terms of the Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into with a duly qualified rights agent mutually agreeable to Parent and 89bio (the “Rights Agent”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share as may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to 89bio’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Merger Sub, and 89bio. A more complete description of the Merger Agreement can be found in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that following the consummation of the Offer and upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into 89bio (the “Merger”), the separate existence of Merger Sub will cease and 89bio will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of 89bio’s stockholders. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such other time and date as may be mutually agreed upon between Parent and 89bio in writing and specified in the certificate of merger, the “Effective Time”) (other than (i) Shares held by 89bio or any subsidiary of 89bio (including in 89bio’s treasury), or by Parent, Merger Sub or any other subsidiary of Parent, (ii) any Shares irrevocably accepted to be acquired in the Offer, and (iii) Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest less any required withholding taxes (the “Merger Consideration”). Upon the Effective Time, 89bio will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement and the CVR Agreement are collectively referred to as the “Transaction Documents.” “Transactions” shall mean the Offer, the Merger and the other transactions contemplated by the Transaction Documents.

As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any Option holder, each Option, whether vested or unvested, that has an exercise price per Share that is less than the Closing Amount and that is outstanding as of immediately prior to the Effective Time (any such Option, an “In the Money Option”) will be canceled and in exchange therefor, each former holder of any such canceled In the Money Option will be entitled to receive from the Surviving Corporation or a bank or trust designated by Parent and reasonably acceptable to 89bio to act as depository agent and paying agent in the Merger (the “Paying Agent”), as applicable, (i) at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), an amount in cash (without interest and subject to deduction for any required withholding taxes), equal to the product of: (A) an amount equal to the excess of the Closing Amount over the exercise price per Share with respect to such In the Money Option; and (B) the number of Shares subject to such In the Money Option (such amount, the “Stock Option Cash Consideration”), plus (ii) one CVR with respect to each Share subject to such In the Money Option.

As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any Option holder, each Option, whether vested or unvested, that has an exercise price per Share that is equal to or greater than the Closing Amount and that is outstanding as of immediately prior to the Effective Time (any such Option, an “Out of the Money Option”) will be canceled and in exchange therefor, each former holder of any such canceled Out of the Money Option which has an exercise price per Share that is less than $20.50 will be entitled to receive from the Surviving Corporation, one CVR with respect to each Share subject to such Out of the Money Option, and therefore may become entitled to receive as of the date of payment of the applicable Milestone Payment in accordance with the terms of the CVR Agreement (any such date, a “Milestone Payment Date”), an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the number of Shares subject to such Out of the Money Option, and (ii) the amount, if any, by which (A) the Closing Amount plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per Share with respect to such Out of the Money Option plus the amounts, if any, paid to such Option holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement.

If, as of a Milestone Payment Date, the exercise price of any such Out of the Money Option is equal to or greater than the Per Share Value Paid, no cash payment will be made in respect of such Out of the Money Option as of such Milestone Payment Date. Each Out of the Money Option which has an exercise price that is equal to or greater than $20.50 will be canceled as of immediately prior to the Effective Time without the receipt of any payment or CVR in respect thereof (any such canceled Out of the Money Option, a “Canceled Option”).

The terms of the CVRs to be received by any holder of Options, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

The Merger Agreement also provides that, as of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of any RSUs and/or PSUs, each RSU and PSU that is outstanding as of immediately prior to the Effective Time (i) will fully vest, and (ii) will be canceled and converted into the right to receive from the Surviving Corporation or the Paying Agent, as applicable, (A) at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the Closing Amount (such amount, the “RSU Cash Consideration” or the “PSU Cash Consideration,” respectively) and (B) one CVR in respect of each Share subject to such RSU or PSU, as the case may be. However, if the Effective Time occurs on or prior to December 31, 2026, any RSU granted during the calendar year ending December 31, 2026, to an employee as a long-term equity incentive grant (a “2026 Company RSU”) would be canceled prior to the Effective Time per the terms of such award as further described below in the section captioned “—Incentive Programs.” The terms of the CVRs, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

The Merger Agreement also provides that each Warrant that is outstanding as of immediately prior to the Effective Time will automatically be deemed to be exercised into the number of Shares subject to such Warrant and at the Effective Time: (i) each Warrant that has an exercise price per Share that is less than the Closing Amount will be converted automatically into and will represent the right to receive: (A) an amount in cash, without interest and subject to deduction for required withholding taxes, equal to the product of (1) the excess of the Closing Amount over the exercise price of such Warrant and (2) the number of Shares subject to such Warrant, plus (B) one CVR with respect to each Share subject to such Warrant, with such amounts payable in respect of the CVRs paid in accordance with the CVR Agreement; and (ii) each Warrant that has an exercise price per Share that is equal to or greater than the Closing Amount will be converted automatically into and will represent the right to receive one CVR for each Share subject to such Warrant, and therefore the former holder may become entitled to receive as of the applicable Milestone Payment Date (to the extent Milestone Payments are paid under the CVR Agreement), an amount in cash, without interest and subject to deduction for required withholding taxes, equal to the product of (A) the number of Shares subject to such Warrant, and (B) the amount, if any, by which (1) the Closing Amount (which, for clarity, includes the Closing Amount even though such amount was not paid with respect to such Warrant) plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under the terms of the CVR Agreement (which, for clarity, includes such Milestone Payments even if such amount was not paid with respect to such Warrant) exceeds (2) the exercise price per Share with respect to such Warrant plus the amounts, if any, paid to such Warrant holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement. However, if such Warrant has an exercise price that is equal to or greater than the Per Share Value Paid (as defined below) as of a Milestone Payment Date, no cash payment will be made in respect thereof as of such Milestone Payment Date. “Per Share Value Paid” means the sum of (1) the Closing Amount, (2) if a Milestone is achieved, the amount per Share in cash to be paid as a Milestone Payment at such Milestone Payment Date under the CVR Agreement and (3) if one or more Milestones have previously been achieved, the aggregate amount per Share in cash previously paid as Milestone Payments under the CVR Agreement prior to such Milestone Payment Date (all amounts in this clause (3) excluding, for the avoidance of doubt, the amount described in clause (2)). The terms of the CVRs, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

The Merger Agreement also provides that Parent will cause the Surviving Corporation to pay the Stock Option Cash Consideration, RSU Cash Consideration and PSU Cash Consideration, as applicable, at or reasonably promptly after (but in no event later than ten business days after) the Effective Time. Stock Option Cash Consideration, RSU Cash Consideration and PSU Cash Consideration payable to current or former employees of 89bio will be made through the payroll or equity award maintenance systems of the Surviving Corporation, without interest and subject to deduction for any required withholding taxes.

Notwithstanding the foregoing, with respect to equity awards that were granted and taxed pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance” and such equity awards, the “Section 102 Awards”) or are subject to Section 3(i) of the Ordinance, and any Shares that were issued upon exercise or vesting of Section 102 Awards held by the trustee appointed by 89bio in accordance with the provisions of the Ordinance (such Shares, the “Section 102 Shares” and such trustee, the “102 Trustee”), the consideration payable in respect thereof will be deposited with, and held in trust by, the 102 Trustee in accordance with the Ordinance and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), each as defined in the Merger Agreement.

In addition, the Merger Agreement provides that any amounts deducted or withheld from the Offer Price, the Merger Consideration, or any other amounts payable in respect of Shares, Warrants, Options, RSUs, and PSUs pursuant to the Merger Agreement in respect of required withholding taxes will be treated for all purposes under the Merger Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

The initial expiration date of the Offer is one minute after 11:59 p.m., New York City time, on October 29, 2025, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”).

The Merger Agreement also provides, among other things, that subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, as soon as practicable after the Expiration Date (and in any event within one business day after the Expiration Date), Merger Sub will accept for payment (the time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as promptly as practicable following the consummation of the Offer but in any event not later than the second business day following the satisfaction or waiver of the conditions precedent set forth in the Merger Agreement, without a vote of 89bio’s stockholders, in accordance with Section 251(h) of the DGCL.

Concurrently with the execution and delivery of the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of September 17, 2025 (the “Support Agreement”) with certain funds affiliated with RA Capital Management, L.P. (collectively, the “Supporting Stockholders”), pursuant to which the Supporting Stockholders agreed, among other things, to tender their Shares in the Offer, vote their Shares against any action that is intended or would reasonably be expected to impede or interfere with the transactions contemplated by the Merger Agreement at any annual or special meeting of 89bio’s stockholders, or in connection with any action proposed to be taken by written consent of 89bio’s stockholders, not to transfer any of their Shares (subject to certain exceptions), to waive and not to exercise any appraisal rights in respect of such Shares that may arise with respect to the Merger and not to commence or join, and to take all actions necessary to opt out of, any class action with respect to claims against Parent, Merger Sub, 89bio or any subsidiary of 89bio or any of their respective successors, directors or officers relating to the Merger Agreement or the transactions contemplated thereby. The Support Agreement will terminate upon the earlier of the Effective Time or the termination of the Merger Agreement, or upon certain other specified events. As of September 17, 2025, the Supporting Stockholders beneficially owned approximately 13.4% of the outstanding Shares.

A more complete description of the Support Agreement can be found in Section 13 (The Transaction Documents—The Tender and Support Agreement) of the Offer to Purchase and the Support Agreement, the form of which has been filed as Exhibit (a)(5)(L) to this Schedule 14D-9 and is incorporated herein by reference.

The foregoing summary of the Transactions and the Support Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and the terms of the Transaction Documents and the Support Agreement.

According to the Offer to Purchase, the principal executive office of each of Parent and Merger Sub is Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080, and the telephone number at such principal office is (650) 225-6728.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of 89bio’s website at https://ir.89bio.com/investors.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9 (including, with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between 89bio or any of its affiliates, on the one hand, and any of 89bio’s executive officers, directors or affiliates, on the other hand, as set forth in 89bio’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 15, 2025 (the “Proxy Statement”), filed as Exhibit (e)(3) hereto and incorporated herein by reference, in the section thereof titled “Executive Compensation” and in 89bio’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 27, 2025 (the “Annual Report”), filed as Exhibit (e)(4) hereto and incorporated herein by reference, and in 89bio’s Quarterly Report on Form 10-Q for the three months ended March 31, 2025 filed with the SEC on May 2, 2025 and 89bio’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025 filed with the SEC on August 8, 2025 (collectively, the “2025 Quarterly Reports”), filed as Exhibits (e)(5) and (e)(6) hereto, respectively, and incorporated herein by reference), to 89bio’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) 89bio or any of its affiliates, on the one hand, and (ii) (A) any of 89bio’s executive officers, directors or affiliates, or (B) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

The board of directors of 89bio (the “Board”) was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below under “Item 4. The Solicitation or Recommendation—(ii) Reasons for Recommendation.”

(a) Arrangements between 89bio and its Executive Officers, Directors and Affiliates.

Interests of Certain Persons

In considering the recommendation of the Board to tender Shares in the Offer, 89bio’s stockholders should be aware that 89bio’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of 89bio’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that stockholders tender shares in the Offer. As described in more detail below, these interests include:

•

the accelerated vesting and payment in respect of Options, RSUs and PSUs (together, the “Company Equity Awards”) as of immediately prior to the Effective Time (or as described in the section captioned “—Potential Payments and Benefits upon Termination or Change in Control—Potential Acceleration of Equity Awards and Payment of 2025 Annual Bonuses”);

•	the potential receipt of severance benefits by executive officers pursuant to the terms of the offer letter agreements previously entered into between each executive officer and 89bio;

•	the potential payment of executive officers’ annual bonuses earned in respect of 2025 at 100% of the target opportunity;

•	potential annual base salary increases for executive officers consistent with past practice and as part of 89bio’s annual performance evaluation process;

•	the potential receipt by executive officers of annual cash incentives and long-term equity incentive compensation awards in 2026;

•	the payment of certain transaction bonuses to executive officers;

•	the payment of supplemental retainers to the members of the Board; and

•	the entitlement to indemnification benefits in favor of directors and executive officers.

For further information with respect to the arrangements between 89bio and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” please see the Annual Report, the Proxy Statement, the 2025 Quarterly Reports, and other filings and reports that 89bio may file from time to time with the SEC.

Outstanding Shares Held by Directors and Executive Officers

If executive officers and directors of 89bio tender Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of 89bio. As of September 24, 2025, the executive officers and directors of 89bio beneficially owned, in the aggregate, 993,895 Shares (excluding Shares issuable upon exercise of outstanding Options and the vesting and settlement of RSUs and PSUs), representing approximately 0.64% of the then outstanding Shares.

The following table sets forth (i) the number of Shares beneficially owned as of September 24, 2025, by each of 89bio’s executive officers and directors (excluding Shares issuable upon the exercise of outstanding Options and the vesting and settlement of RSUs and PSUs), (ii) the aggregate Closing Amount that would be payable for such Shares pursuant to the Offer, and (iii) the aggregate contingent consideration that would be payable for such Shares pursuant to the CVR Agreement if all milestones were achieved.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Aggregate Closing Amount for Shares Beneficially Owned	Contingent Consideration Payable for Shares Beneficially Owned
Executive Officers
Rohan Palekar, Chief Executive Officer and Director	368,740	$5,346,730	$2,212,440
Ryan Martins, Chief Financial Officer	81,207	$1,177,502	$487,242
Hank Mansbach, M.D., Chief Medical Officer	130,367	$1,890,322	$782,202
Quoc Le-Nguyen, Chief Technical Operations Officer	129,395	$1,876,228	$776,370
Francis Sarena, J.D., Chief Operating Officer	12,766	$185,107	$76,596
Directors
Steven M. Altschuler, M.D.	—	$—	$—
Edward Morrow Atkinson III, Ph.D.	—	$—	$—
Martin Babler	—	$—	$—
Derek DiRocco, Ph.D.	—	$—	$—
Michael Hayden, M.B., Ch.B., Ph.D.	246,420	$3,573,090	$1,478,520
Kathleen D. LaPorte	—	$—	$—
Charles McWherter, Ph.D.	25,000	$362,500	$150,000
Lota Zoth, C.P.A.	—	$—	$—

All of 89bio’s current directors and executive officers as a group (13 persons)	993,895	$14,411,479	$5,963,370

Treatment of Company Equity Awards

As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any Option holder, each In the Money Option will be canceled and in exchange therefor, each former holder of any such canceled In the Money Option will be entitled to receive from the Surviving Corporation or the Paying Agent, as applicable, (i) at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), the Stock Option Cash Consideration, plus (ii) one CVR with respect to each Share subject to such In the Money Option.

As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any Option holder, each Out of the Money Option will be canceled and in exchange therefor, each former holder of any such canceled Out of the Money Option which has an exercise price per Share that is less than $20.50 will be entitled to receive from the Surviving Corporation one CVR with respect to each Share subject to such Out of the Money Option, and therefore may become entitled to receive, as of the applicable Milestone Payment Date, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the number of Shares subject to such Out of the Money Option, and (ii) the amount, if any, by which (A) the Closing Amount plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per Share with respect to such Out of the Money Option plus the amounts, if any, paid to such Option holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement.

If, as of a Milestone Payment Date, the exercise price of any such Out of the Money Option is equal to or greater than the Per Share Value Paid, no cash payment will be made in respect of such Out of the Money Option as of such Milestone Payment Date.

The Canceled Options will be canceled as of immediately prior to the Effective Time without the receipt of any payment or CVR in respect thereof.

The terms of the CVRs to be received by any holder of Options, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

The Merger Agreement also provides that, as of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of any RSUs and/or PSUs, each RSU and PSU that is outstanding as of immediately prior to the Effective Time (i) will fully vest, and (ii) will be canceled and converted into the right to receive from the Surviving Corporation or the Paying Agent, as applicable, (A) at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), the RSU Cash Consideration or the PSU Cash Consideration, respectively and (B) one CVR in respect of each Share subject to such RSU or PSU, as the case may be. As further described below in the section captioned “—Incentive Programs,” however, any 2026 Company RSU would be canceled per its terms prior to the Effective Time if the Effective Time occurs on or prior to December 31, 2026. The terms of the CVRs, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

The Merger Agreement further provides that each of the 89bio, Inc. 2019 Employee Stock Purchase Plan (the “Company ESPP”), the 89bio, Inc. Amended and Restated 2019 Equity Incentive Plan (the “2019 Plan”), and the 89bio, Inc. Amended and Restated 2023 Inducement Plan will terminate effective not later than immediately prior to the Effective Time.

The table below sets forth, as of September 24, 2025, for each of 89bio’s executive officers and directors: (i) (A) the aggregate number of Shares subject to the Options (other than Out of the Money Options including the Canceled Options) held by the applicable executive officer or director; (B) the value of the Closing Amounts payable in respect of such Options on a pre-tax basis at the Effective Time, calculated by multiplying (1) the total number of Shares underlying each such Option immediately prior to the Effective Time, by (2) the excess, if any, of (x) the Closing Amount over (y) the exercise price payable per share under each such Option; (C) the number of CVRs in respect of such Options; and (D) the total amount payable, on a pre-tax basis, pursuant to the CVRs in respect of such Options assuming all Milestone Payments become due and payable under the terms of the CVR Agreement, calculated by multiplying (1) the total number of Shares underlying such Options, by (2) the amount of all Milestone Payments; and (ii) (A) the aggregate number of Shares subject to any Out of the Money Options (other than Canceled Options) held by the applicable executive officer or director; (B) the number of CVRs in respect of such Out of the Money Options (other than Canceled Options); and (C) the total amount payable pursuant to the CVRs in respect of such Out of the Money Options (other than Canceled Options) assuming all Milestone Payments become due and payable under the terms of the CVR Agreement, calculated by multiplying (1) the total number of Shares underlying each such Out of the Money Option (other than Canceled Options), by (2) the amount, if any, by which (x) the Closing Amount plus the amount of all Milestone Payments exceeds (y) the exercise price per Share with respect to such Out of the Money Option. No amount will be payable at the Effective Time with respect to the Out of the Money Options, and all Canceled Options will be canceled at the Effective Time without any payment or CVR issued in respect thereof.

	Company Options (excluding Out of the Money Options and Canceled Options)				Out of the Money Options and Canceled Options
Name	Number of Shares Underlying Company Options (#)	Closing Amount Payable in Respect of Company Options ($)	Number of CVRs in Respect of Company Options (#)	Maximum Payment for CVRs in Respect of Company Options ($)(1)	Number of Shares Underlying Out of the Money Options (excluding Canceled Options) (#)	Number of CVRs in Respect of Out of the Money Options (excluding Canceled Options) (#)	Maximum Payment for CVRs in Respect of Out of the Money Options (excluding Canceled Options) ($)(1)	Number of Shares Underlying Canceled Options (#)(2)
Executive Officers
Rohan Palekar, Chief Executive Officer and Director	1,925,473	12,120,540	1,925,473	11,552,838	300,000	300,000	1,740,000	373,750
Ryan Martins, Chief Financial Officer	603,901	3,660,022	603,901	3,623,406	110,000	110,000	638,000	105,000
Hank Mansbach, M.D., Chief Medical Officer	722,241	4,832,656	722,241	4,333,446	120,000	120,000	696,000	112,500
Quoc Le-Nguyen, Chief Technical Operations Officer	592,375	3,237,601	592,375	3,554,250	120,000	120,000	696,000	117,500
Francis Sarena, J.D., Chief Operating Officer	565,000	3,192,000	565,000	3,390,000	—	—	—	—
Directors
Steven M. Altschuler, M.D.	126,550	776,938	126,550	759,300	27,400	27,400	158,920	59,500
Edward Morrow Atkinson III, Ph.D.	121,550	681,638	121,550	729,300	27,400	27,400	158,920	—
Martin Babler	124,100	658,188	124,100	744,600	—	—	—	—
Derek DiRocco, Ph.D.	126,550	776,938	126,550	759,300	27,400	27,400	158,920	26,500
Michael Hayden, M.B., Ch.B., Ph.D.	179,860	1,420,223	179,860	1,079,160	27,400	27,400	158,920	26,500
Kathleen D. LaPorte	114,050	628,688	114,050	684,300	52,400	52,400	204,420	—
Charles McWherter, Ph.D.	124,100	690,007	124,100	744,600	—	—	—	—
Lota Zoth, C.P.A.	126,550	776,938	126,550	759,300	27,400	27,400	158,920	32,500

All of 89bio’s current directors and executive officers as a group (13 persons)	5,452,300	33,452,377	5,452,300	32,713,800	839,400	839,400	4,769,020	853,750

(1)

Dollar values are calculated assuming achievement of each Milestone prior to its applicable Milestone Outside Date (as such terms are defined in the section below titled “—CVR Agreement”). There can be no assurance that any of the Milestones will be achieved or that any of the Milestone Payments will be made.

(2)	There will be no Closing Amount payable nor any CVRs granted in respect of Canceled Options.

The table below sets forth, as of September 24, 2025 for each of 89bio’s executive officers and directors: (i) the aggregate number of Shares subject to RSUs and PSUs (collectively, “Stock Awards”), (ii) the value of the Closing Amounts payable in respect of such Stock Awards on a pre-tax basis at the Effective Time, calculated by multiplying (A) the total number of Shares issuable in settlement of such Stock Awards immediately prior to the Effective Time, by (B) the Closing Amount, (iii) the number of CVRs in respect of such Stock Awards; and (iv) the total amount payable pursuant to the CVRs in respect of such Stock Awards assuming all Milestone Payments become due and payable under the terms of the CVR Agreement, calculated by multiplying (A) the total number of Shares underlying such Stock Awards, by (B) the amount of all Milestone Payments.

	Company Stock Awards
Name	Number of Shares Underlying Company Stock Awards (#)	Closing Amount Payable in Respect of Company Stock Awards ($)	Number of CVRs in Respect of Company Stock Awards (#)	Maximum Payment for CVRs in Respect of Company Stock Awards ($)(1)
Executive Officers
Rohan Palekar, Chief Executive Officer and Director	551,657	7,999,027	551,657	3,309,942
Ryan Martins, Chief Financial Officer	207,289	3,005,691	207,289	1,243,734
Hank Mansbach, M.D., Chief Medical Officer	222,289	3,223,191	222,289	1,333,734
Quoc Le-Nguyen, Chief Technical Operations Officer	222,289	3,223,191	222,289	1,333,734
Francis Sarena, J.D., Chief Operating Officer	61,465	891,243	61,465	368,790
Directors
Steven M. Altschuler, M.D.	—	—	—	—
Edward Morrow Atkinson III, Ph.D.	—	—	—	—
Martin Babler	—	—	—	—
Derek DiRocco, Ph.D.	—	—	—	—
Michael Hayden, M.B., Ch.B., Ph.D.	—	—	—	—
Kathleen D. LaPorte	—	—	—	—
Charles McWherter, Ph.D.	—	—	—	—
Lota Zoth, C.P.A	—	—	—	—

All of 89bio’s current directors and executive officers as a group (13 persons)	1,264,989	18,342,343	1,264,989	7,589,934

(1)

Dollar values are calculated assuming achievement of each Milestone prior to its applicable Milestone Outside Date. There can be no assurance that any of the Milestones will be achieved or that any of the Milestone Payments will be made.

Treatment of 89bio’s 2019 Employee Stock Purchase Plan

89bio maintains the Company ESPP. The Merger Agreement provides that as promptly as practicable following the date of the Merger Agreement, 89bio will take all necessary actions to provide that (i) any outstanding offering period(s) under the Company ESPP will terminate and a purchase date will occur under the Company ESPP upon the earlier to occur of (x) a day prior to the Effective Time or (y) the date on which such offering period(s) would otherwise end; (ii) no individual participating in the Company ESPP will be permitted to (A) increase the amount of their rate of payroll contributions thereunder from the rate in effect as of the date of the Merger Agreement, or (B) make separate non-payroll contributions to the Company ESPP on or following the date of the Merger Agreement; (iii) no individual who is not participating in the Company ESPP as of the date of the Merger Agreement may commence participation in the Company ESPP; (iv) the Company ESPP will be terminated as of immediately prior to the Effective Time and (v) no new offering period under the Company ESPP will commence after the date of the Merger Agreement.

Potential Payments and Benefits upon Termination or Change in Control

Equity Award Acceleration

Under the Merger Agreement, the vesting of all outstanding unvested Company Equity Awards (which, in the event the Effective Time occurs on or prior to December 31, 2026, would not include the 2026 Company RSUs, each of which would be canceled without consideration per its terms prior to the Effective Time, as described below in the section captioned “—Incentive Programs”) will be accelerated as of immediately prior to the Effective Time and will be cashed out as further described above in the section captioned “—Treatment of Company Equity Awards.”

Severance Benefits

Executive officers whose services are terminated in connection with the change of control of 89bio are entitled to certain benefits. Regardless of the manner in which an executive officer’s service terminates, each executive officer is entitled to receive amounts previously earned during his or her term of service, including unpaid salary and cash out of unused vacation.

Pursuant to the terms of the offer letter agreements with each of the executive officers, upon a termination of employment without Cause or a resignation for a Change in Control Good Reason (each as defined in the agreements) within 90 days prior to, or 12 months following, the consummation of a Change in Control (as defined in the agreements), each executive officer would be eligible to receive, subject to execution and non-revocation of a release of claims in favor of 89bio:

•	a lump sum payment equal to 18 months (in the case of Mr. Palekar) or 12 months (in the case of the other executive officers) of the executive officer’s base salary as then in effect;

•

a lump sum payment or reimbursement of a portion of the executive officer’s COBRA premiums for up to 18 months (in the case of Mr. Palekar) or 12 months (in the case of the other executive officers), or, if sooner, until eligible for similar coverage through another employer;

•	a lump sum payment of 1.5 times (in the case of Mr. Palekar) or 1.0 times (in the case of the other executive officers) the executive’s Target Bonus (as defined in the agreements); and

•	accelerated vesting in full of all outstanding unvested equity awards.

The table below sets forth, for each of 89bio’s executive officers, the estimated value of the payments and benefits the executive officer would receive under the agreements upon a change in control termination assuming the Effective Time occurred on September 24, 2025, and the executive terminated employment immediately thereafter. No vesting acceleration of Company Equity Awards is presented because all Company Equity Awards held by the executives will have been canceled as of immediately before the Effective Time, as described above in “—Treatment of Company Equity Awards.”

Name	Salary Severance ($)(1)	Bonus Severance ($)(2)	COBRA Payments ($)(3)
Executive Officers
Rohan Palekar, Chief Executive Officer	1,007,760	604,656	51,535
Ryan Martins, Chief Financial Officer	490,000	196,000	34,357
Hank Mansbach, M.D., Chief Medical Officer	527,400	210,960	12,729
Quoc Le-Nguyen, Chief Technical Operations Officer	510,000	204,000	12,385
Francis Sarena, J.D., Chief Operating Officer	510,000	204,000	26,891

(1)	Represents a lump-sum payment equal to 12 months (or 18 months in the case of Mr. Palekar) of the executive officer’s base salary as in effect as of September 24, 2025.
(2)	Represents a lump-sum payment equal to the applicable multiplier of the executive officer’s target annual bonus as in effect as of September 24, 2025.
(3)

Represents the estimated cost of payment of premiums for coverage under COBRA for the executive officer and the executive officer’s eligible dependents, if any, for up to 12 months (or 18 months in the case of Mr. Palekar) under the applicable 89bio employee benefit plans.

2025 Annual Bonuses

In the event 89bio has not yet paid annual cash bonuses in respect of calendar year 2025 as of immediately prior to the Effective Time, 89bio may pay each executive officer his 2025 annual bonus at 100% of the target level, which, as of September 24, 2025, equals $403,104, $196,000, $204,000, $204,000, and $210,960 for each of Messrs. Palekar, Martins, Le-Nguyen and Sarena and Dr. Mansbach, respectively.

Base Salary Increases

If the closing of the Merger does not occur before March 15, 2026, 89bio may implement routine annual base salary increases in the ordinary course of business and in connection with, and at the time of, its customary annual review process, and in amounts that are consistent with past practice; provided, that any such increase, when aggregated with the salary increases permitted for other employees by the Merger Agreement, shall not result in increased costs to 89bio or any of its subsidiaries in any calendar year of more than 5% in the aggregate for all such increases. Annual cash bonus opportunities that are designated as a target percentage of base salary as of the date of the Merger Agreement may increase as the direct result of an increase in base salary as described herein, but the target percentages may not be increased.

Potential Acceleration of Equity Awards and Payment of 2025 Annual Bonuses

If the closing of the Merger does not occur before December 31, 2025, 89bio may, to the extent it reasonably determines necessary (with such determination subject to review and approval by Parent), for any executives that 89bio reasonably determines to be “disqualified individuals” within the meaning of Section 280G of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) who may be subject to adverse tax treatment under Section 280G of the Code as the result of “excess parachute payments” within the meaning of Section 280G of the Code, in order to mitigate the potential for such adverse tax treatment thereunder: (i) accelerate the vesting of any outstanding equity awards held by such individuals and (ii) pay such individuals, on or before December 31, 2025, their annual bonuses earned in respect of 2025 at 100% of the target level. In any event, all equity held by 89bio employees as of December 31, 2025 will accelerate and all such bonuses will be paid to all employees of 89bio as of, or immediately prior to, the closing of the Merger (if, in the case of such bonuses, not yet paid). The value of each executive officer’s equity and target bonuses are set forth above under the sections titled “—Treatment of Company Equity Awards” and “—2025 Annual Bonuses.”

Transaction Bonuses

Messrs. Martins and Le-Nguyen and Dr. Mansbach may become entitled to transaction bonuses equal to $75,000, $300,000 and $250,000, respectively (the “Transaction Bonuses”), payable in each case in a lump sum within 30 days of the applicable vesting date, with 50% thereof vesting at the Effective Time and 50% vesting six months thereafter, subject in each case to the executive’s continued employment in good standing through the applicable vesting date; provided, however, that if the executive’s employment is terminated following the Effective Time and prior to the second vesting date by 89bio without Cause (as defined in the 2019 Plan), then subject to the executive’s execution and non-revocation of a release of claims, the remaining portion of the Transaction Bonus will be paid in a lump sum as soon as practicable following such termination of employment.

Supplemental Board Retainers

89bio plans to pay supplemental cash retainers to each non-employee director in the amount of $75,000, except in the case of Mr. Altschuler, whose supplemental retainer will equal $100,000.

Employee Benefits

The Merger Agreement provides that, during the period beginning at the Effective Time and ending on the first anniversary thereof, Parent will, or will cause one of its affiliates to, provide to each employee who is employed by 89bio or any of its subsidiaries at the Effective Time and who continues to be employed by Parent or any of its affiliates during such period (i) cash compensation (such term to include salary or wages, as applicable, annual cash bonus opportunities, commission opportunities and severance opportunities) and (ii) benefits (including the costs thereof to participants under 89bio’s employee benefit plans) that are in the aggregate, substantially comparable to, respectively, the cash compensation and benefits (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, nonqualified deferred compensation, defined benefit pension plan and retiree medical benefits) being provided to the employees immediately prior to the Effective Time. In addition, each employee will be immediately eligible to participate in Parent’s transitional benefits plan (x) on the terms and subject to the conditions thereof (including such terms and conditions that set forth specified categories of ineligibility), (y) in accordance with the job level determined for each such continuing employee by Parent after the Effective Time in the ordinary course of business and consistent with the job leveling applied to similarly situated employees of Parent and its affiliates and (z) with such continuing employee’s level of benefits thereunder taking into account and giving full credit to their years of service with 89bio immediately prior to the Effective Time.

The foregoing provisions are solely for the benefit of the parties to the Merger Agreement and (i) shall not obligate Parent, the Surviving Corporation, 89bio or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation) to maintain any particular benefit plan or arrangement or retain the employment of any particular person for any fixed period of time following the Effective Time or prevent Parent, 89bio or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation) from amending or terminating any employee benefit plan or arrangement, to the extent such amendment or termination is permitted by the terms of the applicable plan or arrangement and (ii) are not intended to confer upon any individual (including any employees, retirees, or dependents or beneficiaries of employees or retirees) or entity any right as a third-party beneficiary of the Merger Agreement.

Incentive Programs

If the closing of the Merger has not occurred before March 15, 2026, 89bio may establish an annual cash bonus plan for the 2026 fiscal year and set targets and/or goals under such plan, in each case, in the ordinary course of business, consistent with past practice. In addition, 89bio may grant long-term equity incentive compensation awards to its employees, including the executive officers, under the 2019 Plan in the form of restricted stock units (the “2026 Company RSUs”); provided, that: (a) other than as set forth herein, the 2026 Company RSUs shall be granted in the ordinary course of business and consistent with past practice (including with respect to grant date values of each award); (b) 89bio may only grant the 2026 Company RSUs to the extent it has taken such action as may be necessary under the 2019 Plan, any individual agreement by and between 89bio (or an affiliate thereof) and any employee, any severance plan or agreement, or otherwise (which such action will be subject to Parent’s reasonable review and approval, not to be unreasonably withheld), to provide that the 2026 Company RSUs will be cancelled without consideration in the event the transactions contemplated by the Merger Agreement are consummated on or prior to December 31, 2026; and (c) the maximum (and not target) aggregate grant date value of the 2026 Company RSUs will not exceed $50,000,000.

Potential for Future Arrangements

As of the date of this Schedule 14D-9, none of 89bio’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time. It is possible that Parent or its affiliates may enter into service, employment or other arrangements with 89bio’s directors or executive officers in the future. As part of the planning process taking place following the execution of the Merger Agreement for the post-closing integration of 89bio and Parent, Parent has informed 89bio that it is considering the retention of certain executive officers of 89bio and, in connection therewith, may commence discussions with such officers following the closing of the Merger regarding new retention arrangements. Parent may also make proposals regarding retention arrangements for certain other non-executive officer employees of 89bio prior to the closing of the Merger.

Employment Arrangements

89bio has entered into at-will offer letter agreements with each of its current executive officers. The employment of each of 89bio’s current executive officers may be terminated by 89bio at any time. The offer letter agreements with current executive officers set forth the applicable executive officer’s salary, target incentives, eligibility for long-term incentives, and benefit eligibility, and provide severance benefits as described above under the section captioned “—Potential Payments and Benefits upon Termination or Change in Control.” Each of 89bio’s executive officers has also executed 89bio’s standard form of acknowledgement under its Incentive Compensation Clawback Policy.

Director Compensation

Vesting of all outstanding equity awards held by 89bio’s non-employee directors will accelerate as of immediately prior to the Effective Time, and such awards will be cashed out, as described above under the section captioned “—Treatment of Company Equity Awards.” In addition, they are eligible to receive the supplemental retainers as described above under the section captioned “—Potential Payments and Benefits upon Termination or Change in Control.”

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of 89bio’s named executive officers who consist of Rohan Palekar, Ryan Martins, Hank Mansbach, Quoc Le-Nguyen and Francis Sarena, whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A for the year ended December 31, 2024, filed by 89bio on April 15, 2025, that is based on or otherwise relates to the transactions contemplated by the Merger Agreement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives in connection with the transactions contemplated by the Merger Agreement may materially differ from the amounts set forth in the table.

The table below assumes, among other things, that (i) the Effective Time occurred on September 24, 2025, the latest practicable date before the filing of this Schedule 14D-9, (ii) consummation of the transactions contemplated by the Merger Agreement constitutes a “change in control” or other relevant term for purposes of the applicable compensation plan or arrangement, (iii) the employment of each named executive officer was terminated in a manner entitling the executive officer to receive change in control severance payments and benefits under the terms of each named executive officer’s offer letter agreement with 89bio (a “qualifying termination”), as described above under the section captioned “—Potential Payments and Benefits upon Termination or Change in Control—Severance Benefits,” (iv) all of the named executive officer’s Options (other than the Canceled Options), RSUs and PSUs outstanding as of September 24, 2025 were canceled in exchange for the cash payments, if applicable, and CVRs described above under the section captioned “—Potential Payments and Benefits upon Termination or Change in Control,” (v) the value attributable to the equity awards is calculated using $20.50 per Share, which assumes that all Milestones are achieved pursuant to the CVR

Agreement, (vi) no Options will be exercised, no RSUs or PSUs, as applicable, will vest and be settled and no dividends will be paid with respect to Shares on or prior to the Effective Time; (vii) no named executive officer enters into any new agreement with Parent or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits; (viii) no withholding taxes are applicable to any of the payments or benefits; and (ix) no payments are delayed due to Section 409A of the Code. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the transactions contemplated by the Merger Agreement. Finally, each named executive officer’s offer letter agreement with 89bio provides that, in the event that certain payments, benefits, awards or distributions received or to be received would result in the imposition of any excise tax pursuant to Section 4999 of the Code due to the characterization of any such payments, benefits, awards or distributions as an “excess parachute payment” under Section 280G of the Code, the applicable named executive officer may elect to reduce the amount of certain of such payments, benefits, awards or distributions in order to avoid such characterization. As such, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Named Executive Officers
Rohan Palekar	1,612,416	36,722,347	51,535	403,104	38,789,402
Ryan Martins	686,000	12,170,853	34,357	271,000	13,162,210
Hank Mansbach, M.D.	738,360	14,419,027	12,729	460,960	15,631,076
Quoc Le-Nguyen	714,000	12,044,776	12,385	504,000	13,275,161
Francis Sarena, J.D.	714,000	7,842,033	26,891	204,000	8,786,924

(1)

The amounts listed in this column represent the amount of cash severance payments that would be paid on a “double trigger” basis pursuant to a “qualifying termination” under the named executive officer’s offer letter agreement, as described in more detail above under “—Potential Payments and Benefits upon Termination or Change in Control—Severance Benefits.” For each named executive officer, such amount is equal to 12 months (or 18 months in the case of Mr. Palekar) of base salary as in effect as of September 24, 2025 plus 1.0x (or 1.5x in the case of Mr. Palekar) target bonus, and all such amounts would be paid in a lump sum.

(2)

The amounts listed in this column represent the aggregate amounts payable pursuant to the Merger Agreement at the Effective Time on a “single trigger” basis to each named executive officer in respect of Company Equity Awards, whether vested or unvested, held as of September 24, 2025, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “—Treatment of Company Equity Awards,” assuming that all applicable Milestones are achieved under the CVR Agreement and payable at the Effective Time.

(3)

The amounts listed in this column represent the estimated cost of payment of premiums for coverage under COBRA for the named executive officer and such named executive officer’s eligible dependents, if any, for up to 12 months (or 18 months in the case of Mr. Palekar) under the applicable 89bio employee benefit plans as described in more detail above under “—Potential Payments and Benefits upon Termination or Change in Control—Severance Benefits.” These are “double trigger” benefits.

(4)

The amounts listed in this column include (i) the payment of each named executive officer’s target bonus in respect of 2025, which would become payable to all 89bio employees in the event the Effective time occurred on September 24, 2025 and (ii) transaction bonuses for Messrs. Martins and Le-Nguyen and Dr. Mansbach, as described above under “—Potential Payments and Benefits upon Termination or Change in Control—2025 Annual Bonuses” and “—Potential Payments and Benefits upon Termination or Change in Control—Transaction Bonuses,” respectively. These are “single trigger” benefits.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that from the Effective Time until the sixth anniversary thereof, Merger Sub and Parent will, and will cause the Surviving Corporation to, to the extent permitted by applicable law indemnify and hold harmless, and provide advancement of expenses to, each present and former officer or director of 89bio and its subsidiaries (the “Indemnified Parties”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any legal proceeding, whether civil, criminal, administrative or in investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer or director of 89bio or any of its subsidiaries at or prior to the Effective Time and (ii) matters existing or occurring at or prior to the Effective Time (including the Merger Agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time to the fullest extent permitted under applicable law and 89bio’s Organizational Documents (as defined below), and in each case to the same extent such Indemnified Persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by 89bio or any of the subsidiaries of 89bio pursuant to their respective certificates of formation, limited liability company agreements or operating agreements, certificates of incorporation, bylaws, certificates of limited partnership, limited partnership agreements or any equivalent governing instruments (the “Organizational Documents”) and the indemnification agreements in existence and effect on the date of the Merger Agreement with any directors and officers of 89bio or any subsidiaries of 89bio that were provided to Parent.

The Merger Agreement provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than as set forth in the 89bio’s Organizational Documents as of the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the date of the closing of the Merger in any manner that would adversely affect the rights thereunder of any such Indemnified Party.

The Merger Agreement also provides that, 89bio will (and if 89bio is unable to, Parent will cause the Surviving Corporation as of the Effective Time to), at or prior to the Effective Time, purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Parties, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by 89bio, covering the Offer and the Merger, and Merger Sub and Parent will cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six years after the closing of the Merger; provided, however, that the amount paid for such policy may not exceed 300% the amount per annum 89bio paid in its last full fiscal year prior to the date of the Merger Agreement for its existing directors’ and officers’ insurance; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

Section 16 Matters

The Merger Agreement provides that prior to the Effective Time, 89bio will take all actions as may be reasonably necessary or advisable (including the adoption of resolutions by the Board or the compensation committee thereof) to approve, for purposes of Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the disposition and cancellation or deemed disposition and cancellation of Shares, Company Equity Awards and any other equity securities of 89bio in the transactions contemplated by the Merger Agreement by each individual who is or becomes, at or prior to the Effective Time, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to 89bio, and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

Prior to the Acceptance Time, the compensation committee of the Board will cause each employee benefit plan and employment agreement of 89bio and its subsidiaries pursuant to which consideration is payable to any officer, director or employee who is a holder of any 89bio security to be approved by the compensation committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

(b) Arrangements with Merger Sub, Parent, and their Affiliates.

Merger Agreement

On September 17, 2025, 89bio, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 (The Transaction Documents—The Merger Agreement) and the description of the conditions to the Offer contained in Section 15 (Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide 89bio’s stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Merger Sub with the SEC on October 1, 2025 are incorporated herein by reference, and are not intended to provide any other factual information about 89bio, Parent, Merger Sub or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by 89bio to Parent in connection with the signing of the Merger Agreement (the “Company Disclosure Letter”). Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of 89bio at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about 89bio in 89bio’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in 89bio’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, 89bio, Parent, Merger Sub, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Solicitation/Recommendation Statement on Schedule 14D-9, as well as in 89bio’s other public filings.

CVR Agreement

Pursuant to the Merger Agreement, at or prior to the Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs. The Rights Agent will maintain an up-to-date register of the holders of CVRs. Holders of CVRs will not be permitted to transfer or trade the CVRs (subject to certain limited exceptions as set forth in the CVR Agreement).

Each CVR represents one non-tradeable right to receive the following contingent Milestone Payments, conditioned upon the achievement of the following milestones within the following specified time periods:

(i) $2.00 per Share in cash, upon the First Commercial Sale (as defined in the CVR Agreement) of a pharmaceutical product containing or comprising a pegozafermin (BIO89-100) compound (a “CVR Product”) with an approved indication for the treatment of Stage 4 metabolic dysfunction-associated steatohepatitis (“MASH”) with compensated cirrhosis (consistent with fibrosis stage F4) (“Stage 4 MASH”) (“Milestone 1”), if Milestone 1 is achieved on or before March 31, 2030 (the “Milestone 1 Outside Date”).

(ii) $1.50 per Share in cash, upon worldwide Net Sales (as defined in the CVR Agreement) of at least $3 billion of a CVR Product in a single calendar year (“Milestone 2”), if Milestone 2 is achieved on or before December 31, 2033 (the “Milestone 2 Outside Date”).

(iii) $2.50 per Share in cash, upon worldwide Net Sales of at least $4 billion of a CVR Product in a single calendar year (“Milestone 3” and together with Milestone 1 and Milestone 2, each, a “Milestone”), if Milestone 3 is achieved on or before December 31, 2035 (the “Milestone 3 Outside Date” and together with the Milestone 1 Outside Date and the Milestone 2 Outside Date, each, a “Milestone Outside Date”).

Parent (directly or through its affiliates) is obligated to, and to obligate its licensees to, use, certain specified Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve a First Commercial Sale in the United States of a CVR Product for the treatment of Stage 4 MASH. Parent’s obligations to use such Commercially Reasonable Efforts will terminate in full upon the earlier to occur of (i) the achievement of Milestone 1 or (ii) the Milestone 1 Outside Date. In addition, Parent is not obligated to use, and is not obligated to obligate its licensees to use, Commercially Reasonable Efforts with respect to the achievement of Milestone 2 or Milestone 3. There can be no assurance that any of Milestone 1, Milestone 2 or Milestone 3 will be achieved on or before the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, respectively, or that any Milestone Payments will be made.

Parent may not, without the consent of holders of CVRs of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be adverse to the interest of the holders of CVRs, except (i) to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent pursuant to the CVR Agreement, (ii) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction, (iii) to evidence the succession of another person as successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent pursuant to the CVR Agreement, or (iv) to evidence the assignment of the CVR Agreement by Parent as permitted under the CVR Agreement.

Milestone 1 can be satisfied through the First Commercial Sale of a CVR Product with an approved indication for the treatment of Stage 4 MASH. Pegozafermin is currently advancing through Phase 3 clinical development, including the ENLIGHTEN-Cirrhosis trial, which was initiated in 2024. 89bio’s ENLIGHTEN-Cirrhosis trial is actively enrolling patients with MASH and compensated cirrhosis (fibrosis stage F4) and is designed to evaluate a weekly dosing regimen of pegozafermin versus placebo. The U.S. Food and Drug Administration (the “FDA”) has granted pegozafermin Breakthrough Therapy Designation, and the European Medicines Agency has granted it Priority Medicines Designation for MASH.

Pegozafermin is also currently being studied in a global, randomized, double-blind, placebo-controlled Phase 3 trial for the treatment of MASH and fibrosis stage F2-F3 (ENLIGHTEN-Fibrosis) and a randomized, double-blind, placebo-controlled global Phase 3 trial for the treatment of severe hypertriglyceridemia (ENTRUST). 89bio’s ENLIGHTEN-Fibrosis trial is actively enrolling patients with MASH and fibrosis stage F2-F3 and is designed to evaluate weekly and every-two-week dosing regimens of pegozafermin versus placebo. 89bio’s ENTRUST trial completed enrolling patients in December 2024 and is designed to evaluate weekly subcutaneous doses of pegozafermin against placebo.

Pegozafermin is currently 89bio’s only product candidate and the outcome, timing and costs of seeking regulatory approval for pegozafermin are subject to a substantial number of risks and uncertainties that may result in it not completing one or more of the ongoing clinical trials or in not achieving marketing approval, including risks that pegozafermin will not receive regulatory approval due to safety, efficacy or durability, including due to potential serious adverse events, that the timeline for regulatory approval may be longer than currently anticipated due to changing requirements by the FDA, and that development will be delayed or discontinued. In addition, assuming pegozafermin obtains regulatory approval, its successful commercialization is subject to additional risks and uncertainties, including those related to obtaining reimbursement, achieving market acceptance (including as a result of the potential market acceptance of direct and indirect competitors), and overcoming other adverse market developments. As a result, there is no assurance that any of the Milestones will be achieved. Further, clinical trials, manufacturing or commercialization of CVR Products could be delayed for reasons outside the control of Parent or its affiliates resulting in a failure to achieve one or more of Milestones by the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, as applicable. While Parent has an obligation to use Commercially Reasonable Efforts, these obligations do not provide any assurance that any Milestones will be achieved.

The summary of the material provisions of the CVR Agreement contained in Section 13 (The Transaction Documents—The CVR Agreement) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the material terms of the CVR Agreement is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a copy of which is included as Annex B to the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

89bio and Genentech, Inc., an affiliate of Parent, entered into a mutual non-disclosure agreement, dated as of March 28, 2023, as amended on March 10, 2025 (as so amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Genentech, Inc. and 89bio agreed that, subject to certain exceptions including the ability to make disclosures required pursuant to judicial or government orders or mandatory filings with authorities, any confidential information each may make available to the other and their respective affiliates will not be disclosed or used for any purpose other than in connection with the parties’ evaluation of their respective interest in such confidential information or in a potential transaction. The Confidentiality Agreement does not include a standstill provision. The Confidentiality Agreement remains in full force and effect in accordance with its terms, and pursuant to Section 6.5(b) of the Merger Agreement, Parent, Merger Sub and 89bio have agreed that the terms of the Confidentiality Agreement will survive until the date on which the closing of the Merger occurs, or in the event the Merger Agreement is terminated in accordance with its terms, until one year following the date of such termination. The foregoing summary of the Confidentiality Agreement and Section 6.5(b) of the Merger Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference, and the full text of Section 6.5(b) of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On September 17, 2025, the Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the CVR Agreement, are advisable and fair to, and in the best interests of, 89bio and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and approved and declared advisable the CVR Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that 89bio’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, and for the reasons described below under the section captioned “—Reasons for Recommendation,” the Board, on behalf of 89bio, unanimously recommends that 89bio’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

(i) Background of Offer and Merger

The Board, together with 89bio’s senior management team, regularly reviews 89bio’s performance, growth prospects and overall strategic direction and evaluates potential opportunities to strengthen 89bio’s business and enhance value for its stockholders. From time to time, these reviews and evaluations have included 89bio’s strategy as a standalone company and potential opportunities for business combinations, partnerships, licensing arrangements, collaborations and other strategic transactions. In light of operating as a single-asset company and the significant capital requirements to conduct clinical trials of pegozafermin through potential FDA approval (assuming positive trial results), 89bio engaged Moelis & Company LLC (“Moelis”), who 89bio’s management and the Board regularly consulted in the ordinary course of business regarding potential strategic opportunities, on November 29, 2022 as its financial advisor. In addition, Centerview Partners LLC (“Centerview”) advised 89bio with respect to potential strategic opportunities from time to time beginning in November 2022 pursuant to a confidentiality agreement entered into on November 21, 2022, before ultimately entering into an engagement letter on July 11, 2025 to formally document such relationship. Between 2022 and 2025, 89bio received interest from several potential strategic partners and acquirors related to a potential business combination, collaboration or partnership and entered into confidentiality agreements with 14 global and regional biopharmaceutical companies, including Genentech, Inc., an affiliate of Parent, Party A, Party B, Party C, Party D and Party E, none of which contained standstill provisions. The confidentiality agreement between 89bio and Genentech, Inc. was entered into and effective March 28, 2023. Between 2022 and 2025, 89bio provided limited non-public due diligence information to such counterparties in connection with the exploration of potential strategic transactions. Ultimately, no counterparty (other than Parent) made a proposal with respect to a proposed transaction with 89bio.

During 2022, following 89bio’s announcement of topline ENTRIGUE Phase 2 trial results, 89bio held preliminary, ordinary course business development discussions with global and regional biopharmaceutical companies, as 89bio advanced pegozafermin and prepared for upcoming clinical readouts. By late 2022 and early 2023, in anticipation of interim 24-week ENLIVEN data, 89bio entered into confidentiality agreements with multiple global biopharmaceutical companies, including Parent, Party A, Party B, Party C and Party D.

On March 22, 2023, after 89bio announced topline 24-week ENLIVEN Phase 2b trial results and at the direction of 89bio’s management and the Board, representatives of Moelis contacted a broad set of potential strategic counterparties (including major U.S., European and Japanese biopharmaceutical companies) to assess interest in a potential collaboration for pegozafermin with 89bio. Several parties engaged in discussions regarding such a collaboration, including Parent, Party C, Party D and Party E (on a non-confidential basis), while most other parties indicated they would await the 48-week ENLIVEN data and/or external class readouts before pursuing more fulsome diligence regarding such a collaboration. After 89bio announced topline 48-week histology data from the ENLIVEN Phase 2b trial on November 27, 2023 and reached alignment with the FDA on the Phase 3 program, these updates were shared with active parties.

At the January 2024 J.P. Morgan Healthcare Conference, representatives of 89bio met with representatives from a number of global biopharmaceutical companies, including Parent, Party B and Party C. From March through August 2024, Parent conducted further diligence and, on June 28, 2024, received access to a limited, manufacturing-only virtual data room (“VDR”). Discussions with Parent continued through September 2024.

During the summer of 2024, representatives of 89bio attended an industry conference in Europe, as well as the European Association for the Study of the Liver conference. During these conferences, representatives of 89bio provided program updates in meetings with a number of global and regional biopharmaceutical companies, including Party A, Party D and Party F.

At the January 2025 J.P. Morgan Healthcare Conference, representatives of 89bio provided program updates in meetings with representatives from a number of global biopharmaceutical companies, including Parent, Party B, Party C, Party E and Party F, and several potential regional partners. Party B extended its prior confidentiality agreement and Party E entered into a confidentiality agreement. Representatives of 89bio provided non-confidential program overviews to other parties at the conference.

On January 27, 2025, Akero Therapeutics, Inc. reported positive clinical trial results from a Phase 2b clinical trial in patients with compensated cirrhosis (fibrosis stage F4) due to MASH, which contributed to heightened industry focus on the FGF21 class of therapeutics and the fibrosis stage F4 segment. Shortly thereafter, representatives of Parent conveyed that Akero Therapeutics, Inc.’s data were a positive indicator for the class and that Parent wished to assemble a cross-functional team to engage in diligence with the intent of exploring a potential collaboration with 89bio.

On February 16, 2025, Parent delivered a list of team members to 89bio for VDR access together with an initial list of diligence topics. On February 20, 2025, 89bio provided further VDR access to Parent. In late February and early March 2025, Parent requested and held topic-specific diligence sessions with 89bio and sought to schedule on-site visits to certain manufacturing partners. 89bio and Genentech, Inc. extended their confidentiality agreement on March 10, 2025, and Parent continued to conduct due diligence activities thereafter.

In parallel, Party E requested diligence access and provided a list of individuals for the VDR, which 89bio granted in early March 2025. Throughout March and into April 2025, Party E requested and held topic-specific diligence sessions and conducted due diligence on the pegozafermin program. Party B was also granted VDR access in March 2025 and held functional diligence teleconferences and conducted due diligence on the pegozafermin program between March and May 2025. Party A received a confidential program overview in April 2025, but subsequently declined to proceed with further diligence regarding a collaboration with 89bio.

On March 7, 2025, Parent first proposed to representatives of Moelis the potential to structure a strategic relationship regarding the pegozafermin program as an exclusive license, which it reiterated to representatives of Moelis on March 17, 2025. On March 28, 2025, Parent informed Moelis that it would pause its overall due diligence efforts in the near term to focus its due diligence efforts on the manufacturing strategy for the pegozafermin program, which determination was subsequently confirmed via a management-to-management email on April 3, 2025 followed by a call between representatives of 89bio and representatives of Parent on the same day and an additional management-to-management meeting on April 18, 2025. Throughout April 2025, representatives of 89bio continued discussions with representatives of Parent regarding the manufacturing of pegozafermin and risk mitigation strategies related thereto.

Throughout April and May 2025, 89bio continued discussions with potential strategic partners, including Party A, Party B, and Party E. During this time, Party A and Party E declined to proceed with further diligence regarding a collaboration with 89bio.

In late May 2025, representatives of Parent informed representatives of 89bio that Parent wished to continue overall program diligence and move forward with more targeted manufacturing-related diligence, including site visits of certain of 89bio’s manufacturing service providers. Subsequently, on June 12, 2025, representatives of 89bio and Parent met to discuss due diligence plans and the potential structure of a strategic relationship, including with respect to the scope of sharing of rights in a collaboration structure. During that meeting, 89bio’s management noted a preference for a collaboration arrangement rather than the exclusive license structure that Parent had previously proposed. Parent reiterated continuing high interest in the pegozafermin program. 89bio’s management also noted that providing Parent with manufacturing site access would depend on the specifics of any proposal from Parent.

On June 13, 2025, representatives of Centerview and Moelis had a call with Boris Zaïtra, Head of Corporate Business Development at Parent. During the discussion, the representatives of Centerview and Moelis indicated

that an acquisition proposal would be preferable relative to a collaboration if the parties were to pursue a strategic transaction.

On June 24, 2025, during an industry conference in Europe, Rohan Palekar, Chief Executive Officer of 89bio, discussed the status of Parent’s ongoing diligence, as well as the structure of any potential proposal from Parent with Marc Buser, Head of M&A at Parent. Mr. Palekar informed Mr. Buser that an acquisition proposal would be preferable relative to a collaboration. Later the same day, a representative of Centerview met with Mr. Buser and reiterated the message regarding 89bio’s preference for an acquisition proposal.

On July 2, 2025, senior representatives of Parent and 89bio held a video conference during which Parent indicated that it intended to conduct further due diligence on the manufacturing strategy for pegozafermin. Parent also indicated that it had engaged Citigroup Global Markets Inc. (“Citi”) as financial advisor and Sidley Austin LLP (“Sidley”) as legal counsel.

On July 7, 2025, in a video conference between the management teams of 89bio and Parent, Mr. Buser confirmed that Parent intended to submit a formal initial proposal to acquire 89bio. This proposal was subsequently confirmed in a written non-binding indication of interest, reflecting an offer price of $13.00 per share in cash (the “July 7 Proposal”), delivered that same day. The closing share price for 89bio common stock on such date was $10.22.

On July 8, 2025, the Board met, with members of 89bio’s management, representatives of 89bio’s legal counsel at Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) and representatives of 89bio’s financial advisors Centerview and Moelis present, to discuss the July 7 Proposal. Mr. Palekar reviewed the terms of the July 7 Proposal with the Board. Representatives of Gibson Dunn reviewed certain legal matters, including the Board’s fiduciary duties in the context of a potential change of control. Representatives of Centerview and Moelis provided perspectives regarding the July 7 Proposal and potential next steps in connection with the Board’s review of Parent’s interest and the possibility of pursuing a strategic transaction, including the possibility of contacting additional parties. The Board discussed the merits of the July 7 Proposal and whether to contact additional third parties to ascertain interest in a strategic transaction. Following discussion, the Board directed Mr. Palekar to engage with Parent to seek to improve the terms of the July 7 Proposal while directing Centerview and Moelis to prepare preliminary financial analyses. The Board also determined to consider further a potential strategic transaction with other third parties and authorized senior management, Centerview and Moelis to contact additional third parties to explore a potential strategic transaction. The Board then formed a transaction committee consisting of Steven Altschuler, Martin Babler, and Lota Zoth to serve in an advisory capacity only regarding any potential strategic transactions. The transaction committee was not formed because of any concerns regarding conflicts of interest and was not delegated any power or authority of the Board to act with respect to any potential transactions.

Later that day, at the direction of the Board, Mr. Palekar called Mr. Buser and conveyed that the July 7 Proposal was insufficient to merit further engagement with respect to an acquisition of 89bio. Mr. Palekar also expressed to Mr. Buser the Board’s confidence in 89bio’s standalone prospects. Mr. Palekar did not provide formal guidance or a counterproposal, but agreed to allow Parent to conduct previously-scheduled manufacturing site visits later that month with the understanding that Parent would be in a position to improve upon the July 7 Proposal.

Between July 8, 2025 and July 18, 2025, at the direction of the Board, representatives from Centerview and Moelis contacted five global biopharmaceutical companies, Party B, Party D, Party E, Party F and Party G, regarding a potential strategic transaction with 89bio and each company subsequently declined the opportunity. Between July 10, 2025 and July 16, 2025, Parent conducted manufacturing site visits for 89bio’s two manufacturing service providers.

On July 11, 2025, 89bio formally engaged Centerview as its joint financial advisor in connection with its consideration of the July 7 Proposal, entering into an engagement letter on the same day. Moelis also delivered an executed copy of the initial Moelis Disclosure Letter to 89bio on the same day.

On the same day, the Board met, with members of 89bio’s management and representatives of Gibson Dunn, Centerview and Moelis present. The Board and management discussed the preparation of preliminary long-term financial projections. Mr. Palekar reported on the status of Parent’s initial manufacturing site visit. Representatives of Centerview and Moelis provided an update to the Board on the status of outreach with other potential third parties regarding a potential strategic transaction with 89bio and provided perspectives on such third parties’ interest in engagement.

On July 15, 2025, the Board met, with members of 89bio’s management and representatives of Gibson Dunn, Centerview and Moelis present. Representatives of Centerview and Moelis provided preliminary perspectives on 89bio’s valuation. In addition, Mr. Palekar reported on the status of Parent’s second manufacturing site visit. The Board discussed whether to contact an additional global biopharmaceutical company regarding a strategic transaction and directed Centerview and Moelis to contact such party, who subsequently declined to further engage. The Board discussed providing further feedback to Parent to inform a potentially revised proposal and directed Mr. Palekar to further engage with Parent in negotiations to improve the terms of the July 7 Proposal.

Also on July 15, 2025, representatives from 89bio met with representatives from Parent regarding certain intellectual property and tax diligence items.

On July 16, 2025, the Transaction Committee met, with members of 89bio’s management and representatives of Gibson Dunn present, to discuss the appropriate messaging for Mr. Palekar’s conversation with Mr. Buser regarding Parent’s due diligence process and guidance around a potential revised bid.

On July 17, 2025, Mr. Palekar had a call with Mr. Buser and conveyed further feedback from the Board on the July 7 Proposal. Mr. Palekar provided the feedback that the current offer was insufficient and a price per share in the twenties may be more amenable. Mr. Buser provided updates on certain diligence items, including the manufacturing site visits, manufacturing strategy and tax diligence and the consequent implications for value.

On July 18, 2025, the Board met, with members of 89bio’s management and representatives of Gibson Dunn present. Mr. Palekar provided an update to the Board on his July 17 discussion with Mr. Buser, including updates on ongoing due diligence and additional feedback on the July 7 Proposal. Mr. Palekar also reported on Parent’s preliminary perspectives relating to the manufacturing site visits and tax diligence, as conveyed by Mr. Buser.

On July 30, 2025, Mr. Palekar had a call with Mr. Buser and Mr. Buser conveyed Parent’s revised proposal to acquire 89bio at an offer price of $14.00 per share in cash with a non-tradeable CVR to receive $2.00 per share upon the first sale of pegozafermin for the treatment of Stage 4 MASH by December 31, 2029 (the “July 30 Proposal”), which proposal was subsequently confirmed in a written non-binding indication of interest delivered that same day. The closing share price for 89bio common stock on such date was $9.53.

On August 1, 2025, representatives from Centerview and Moelis had a call with representatives from Citi, to discuss the terms of the July 30 Proposal. Representatives from Centerview and Moelis reiterated guidance that Mr. Palekar had provided to Mr. Buser. Representatives from Citi indicated minimal further room on the upfront portion of the offer.

On August 2, 2025, the Board met, with members of 89bio’s management and representatives of Gibson Dunn, Centerview and Moelis present, to discuss the July 30 Proposal. Representatives from Centerview and Moelis presented their perspectives on the July 30 Proposal and potential response options. The Board discussed and evaluated the July 30 Proposal. Following discussion with management and the advisors present, the Board determined to reject the July 30 Proposal and to seek additional upfront value and additional CVR value in any revised proposal from Parent, which would need to have an aggregate per share value in excess of $20.00. The Board authorized Mr. Palekar to convey this message back to Parent.

On August 4, 2025, Mr. Palekar had a call with Mr. Buser and conveyed the Board’s feedback on the July 30 Proposal, particularly that the Board expected to see additional upfront value and additional CVR value in any revised proposal from Parent, which would need to have an aggregate per share value in excess of $20.00. Mr. Buser indicated that he would discuss a revised proposal internally at Parent.

Later that day, the Transaction Committee met with members of 89bio’s management and representatives of Gibson Dunn present. Mr. Palekar reviewed with the Transaction Committee his discussion with Mr. Buser earlier that day.

On August 6, 2025, the Board met at a regular quarterly Board meeting, with members of 89bio’s management and representatives of Gibson Dunn present. Mr. Palekar provided an update to the Board on his recent discussions with Parent.

On August 12, 2025, representatives from Citi had a call with representatives from Centerview and continued to discuss price perspectives. Representatives from Centerview noted an increase in the upfront consideration in the range of 89bio’s IPO price would be more likely to be accepted and requested earlier events to trigger the CVR payments. Representatives from Citi conveyed that Parent expected certain intellectual property diligence questions to be answered prior to making any additional proposals. Such questions were subsequently addressed by 89bio’s management.

On August 25, 2025, Mr. Palekar had a call with Mr. Buser and Mr. Buser conveyed Parent’s revised proposal to acquire 89bio at an offer price of $14.50 per share in cash with a non-tradeable CVR to receive $2.00 per share upon achievement of the first sale of pegozafermin for the treatment of Stage 4 MASH by December 31, 2029, $1.00 per share upon achievement of $3 billion in annual global net sales of pegozafermin for the treatment of MASH in fibrosis stage F2, F3 and F4 by December 31, 2033 and $2.00 per share upon achievement of $4 billion in annual global net sales of pegozafermin for the treatment of MASH in fibrosis stage F2, F3 and F4 by December 31, 2035 (the “August 25 Proposal”), which proposal was subsequently confirmed in a written non-binding indication of interest delivered that same day. The closing share price for 89bio common stock on such date was $9.10. On the same day, Parent also sent a draft exclusivity agreement with a request for a 28-day exclusivity period.

On August 27, 2025, representatives from Centerview and Moelis had a call with representatives from Citi, to emphasize the importance of additional upfront consideration relative to the longer-dated CVRs. Representatives from Citi provided the feedback that there will likely not be a further increase in the upfront consideration, but further negotiation regarding the long-term CVRs represented a more fruitful path to a deal.

Also on August 27, 2025, the Board met, with members of 89bio’s management and representatives of Gibson Dunn, Centerview and Moelis present, to discuss the August 25 Proposal. Members of 89bio’s management presented preliminary long-term financial projections. Representatives of Centerview and Moelis provided perspectives on 89bio’s valuation based on such preliminary management projections. Representatives from Centerview and Moelis also presented their perspectives on the August 25 Proposal and potential response options. The Board discussed and evaluated the August 25 Proposal. Following discussion with management and the advisors present, the Board agreed to reject the August 25 Proposal and to seek additional upfront value and additional CVR value in a revised proposal from Parent. The Board authorized Mr. Palekar, Centerview and Moelis to convey this message back to Parent and Citi.

Also on August 27, 2025, Mr. Palekar conveyed to Mr. Buser that feedback regarding the August 25 Proposal would be communicated by Centerview and Moelis to Citi. Later that day, representatives from Centerview had a further call with representatives from Citi and conveyed the Board’s feedback on the August 25

Proposal and requested that Parent provide an improved offer by August 29, 2025 and that Parent’s improved offer should include a $0.50 increase to each CVR amount, and the outside date of the CVR milestone related to the first sale of pegozafermin for the treatment of Stage 4 MASH should be extended. The representatives of Citi indicated that there may be an ability to adjust the August 25 Proposal with respect to the CVRs, but no improvement was likely on the upfront value.

On August 29, 2025, Mr. Palekar had a call with Mr. Buser and Mr. Buser conveyed Parent’s “best and final” proposal to acquire 89bio at an offer price of $14.50 per share in cash with a non-tradeable CVR to receive $2.00 per share upon achievement of the first sale of pegozafermin for the treatment of Stage 4 MASH by March 31, 2030, $1.50 per share upon achievement of $3 billion in annual global net sales of pegozafermin for the treatment of MASH in fibrosis stage F2, F3 and F4 by December 31, 2033 and $2.50 per share upon achievement of $4 billion in annual global net sales of pegozafermin for the treatment of MASH in fibrosis stage F2, F3 and F4 by December 31, 2035 (the “August 29 Proposal”), which proposal was subsequently confirmed in a written non-binding indication of interest delivered that same day. The closing share price for 89bio common stock on such date was $9.03.

Later that day, the Board met, with members of 89bio’s management and representatives of Gibson Dunn, Centerview and Moelis present, to discuss the August 29 Proposal. Representatives from Centerview and Moelis presented their perspectives on the August 29 Proposal and potential response options. The Board discussed and evaluated the August 29 Proposal. Following discussion with management and the advisors present, the Board determined to accept the August 29 Proposal, subject to a request for changes to the outside dates for the CVR milestones, and directed 89bio’s management to execute an exclusivity agreement with Parent.

Also on August 29, 2025, Mr. Palekar had a call with Mr. Buser and conveyed that the Board expected to have the outside date extended by another quarter to June 30, 2030 for the CVR milestone related to the first sale of pegozafermin for the treatment of Stage 4 MASH. Mr. Buser did not agree to an extension of the outside date to June 30, 2030, because the August 29 Proposal had already extended the outside date for such CVR milestone to March 31, 2030, but noted that Parent remained open to further discussion.

Also on August 29, 2025, representatives of Gibson Dunn and Sidley exchanged updated drafts of the exclusivity agreement. The exclusivity agreement, which provided for a 25-day exclusivity period, was executed later that day. VDR access was subsequently provided to Parent and its representatives to facilitate confirmatory due diligence.

Later that day, representatives of Gibson Dunn shared a draft of the Merger Agreement with representatives of Sidley. The draft contemplated, among other things: (a) a two-step structure where Merger Sub would commence a tender offer to acquire all of the outstanding shares of common stock of 89bio followed by a merger of Merger Sub with and into 89bio pursuant to Section 251(h) of the DGCL; (b) a non-solicitation provision, which would restrict 89bio from soliciting alternative acquisition proposals during the interim period, subject to certain exceptions; (c) the ability of 89bio to terminate the Merger Agreement to enter into a Superior Proposal; and (d) a termination fee, payable by 89bio in certain circumstances, equal to 2.0% of 89bio’s implied equity value in the potential transaction. The draft also expressly provided that Parent would use best efforts to obtain approvals required by U.S. antitrust authorities, including an express requirement to divest assets in the event that U.S. antitrust authorities required remedies of Parent under the HSR Act in order to complete the transaction. In addition, representatives of Gibson Dunn shared a draft of the CVR Agreement with representatives of Sidley, which contemplated the payment by Parent to stockholders of 89bio the following payments upon achievement of certain commercial milestones: (i) a payment of $2.00 per share of common stock of 89bio upon the achievement of the first commercial sale of pegozafermin for the treatment of Stage 4 MASH on or prior to June 30, 2030; (ii) a payment of $1.50 per share of common stock 89bio upon the achievement of at least $3 billion of annual net sales of pegozafermin on or prior to December 31, 2033; and (iii) a payment of $2.50 per share of common stock 89bio upon the achievement of at least $4 billion of annual net sales of pegozafermin on or prior to December 31, 2035.

On September 1, 2025, representatives from Citi had a call with representatives from Centerview on the status of the mark-up of definitive agreements and discussed arranging a call to discuss between advisors and principals.

On September 5, 2025, Parent and its advisors held a call with 89bio’s senior management and its representatives to provide an update on the status of Parent’s due diligence review.

Later that day, representatives of Sidley sent representatives of Gibson Dunn a revised draft of the Merger Agreement, which contemplated, among other things: (a) tender and support agreements would be delivered by certain major stockholders of 89bio; (b) increasing the termination fee payable by 89bio to 3.5% of 89bio’s implied equity value in the potential transaction; and (c) Parent would use reasonable best efforts to obtain approvals required by U.S. antitrust authorities, which expressly did not include any divestiture obligations. In addition, representatives of Sidley sent representatives of Gibson Dunn a revised draft of the CVR Agreement, which contemplated the payment by Parent to stockholders of 89bio the following payments upon achievement of certain commercial milestones: (i) a payment of $2.00 per Share upon the achievement of the first commercial sale of pegozafermin for the treatment of Stage 4 MASH on or prior to March 31, 2030; (ii) a payment of $1.50 per Share upon the achievement of at least $3 billion of annual net sales of pegozafermin on or prior to December 31, 2033; and (iii) a payment of $2.50 per Share upon the achievement of at least $4 billion of annual net sales of pegozafermin on or prior to December 31, 2035.

On September 9, 2025, representatives of Gibson Dunn sent representatives of Sidley a revised draft of the Merger Agreement, which contemplated, among other things: (a) a tender and support agreement would only be delivered by RA Capital; (b) lowering the termination fee payable by 89bio to 3.0% of 89bio’s implied equity value in the potential transaction; (c) accepting the divestitures standard proposed by Parent; and (d) a reverse termination fee, payable by Parent in certain circumstances if antitrust approvals were not obtained, of 10.0% of the total Merger Consideration, including the payments under the CVR Agreement. In addition, representatives of Gibson Dunn sent representatives of Sidley a revised draft of the CVR Agreement.

On September 10, 2025, Parent and its advisors held a call with 89bio’s senior management and its representatives regarding certain due diligence matters. Also on September 10, 2025, Mr. Palekar and Mr. Buser had a call to discuss the status of the transaction documentation and the communications strategy regarding the proposed transaction.

Also on September 10, 2025, representatives of Gibson Dunn sent representatives of Sidley a draft of 89bio’s disclosure schedules that corresponded with the Merger Agreement.

On September 11, 2025, representatives of Sidley sent representatives of Gibson Dunn a draft of the form of tender and support agreement to be executed in connection with the Merger Agreement.

Also on September 11, 2025, Centerview delivered an executed copy of the Centerview Disclosure Letter to 89bio.

On September 12, 2025, the Board met, with members of 89bio’s management and representatives of Gibson Dunn, Centerview and Moelis present, to discuss the status of the negotiations and due diligence process with Parent. Representatives of Centerview and Moelis provided an update regarding the status of the transaction documentation and Parent’s ongoing due diligence.

Also on September 12, 2025, representatives of Sidley sent representatives of Gibson Dunn a revised draft of the Merger Agreement, which contemplated, among other things: (a) tender and support agreements would be delivered by certain major stockholders; (b) increasing the termination fee payable by 89bio to 3.3% of 89bio’s implied equity value in the potential transaction; and (c) accepting the reverse termination fee payable by Parent, but lowering the amount to be equal to the termination fee payable by 89bio. In addition, representatives of Sidley sent representatives of Gibson Dunn a revised draft of the CVR Agreement.

Later that day, representatives of Sidley and representatives of Gibson Dunn held a meeting to discuss open items in the transaction documentation.

On September 13, 2025, representatives of Gibson Dunn sent representatives of Sidley a revised draft of the Merger Agreement, which contemplated, among other things: (a) a tender and support agreement would only be delivered by RA Capital; (b) reserving on the termination fee, payable by 89bio in certain circumstances; (c) accepting the divestitures standard proposed by Parent; and (d) increasing the reverse termination fee payable by Parent to 7.5% of 89bio’s implied equity value in the proposed transaction. In addition, representatives of Gibson Dunn sent representatives of Sidley a revised draft of the CVR Agreement.

On September 15, 2025, representatives of 89bio, Parent, Gibson Dunn and Sidley held a meeting to discuss open items in the Merger Agreement and the CVR Agreement.

On September 16, 2025, Mr. Palekar had a call with Mr. Buser to discuss the remaining open items in the transaction agreements. Moelis also delivered an updated executed copy of the Moelis Disclosure Letter to 89bio.

Over the next several days, representatives of Gibson Dunn and Sidley finalized drafts of the definitive agreements, including the parties’ agreement on the following terms: (a) a tender and support agreement would only be required to be delivered by RA Capital; (b) the termination fee payable by 89bio in certain circumstances would be equal to 3.3% of 89bio’s implied equity value in the proposed transaction; and (c) the reverse termination fee payable by Parent in certain circumstances would be equal to the termination fee payable by 89bio.

On September 17, 2025, representatives from Parent and Sidley conveyed certain final diligence requests to representatives from 89bio and Gibson Dunn, to which 89bio provided responses later that day.

Also on September 17, 2025 Mr. Palekar had a call with Mr. Buser to discuss the remaining open items in the transaction agreements.

Also on September 17, 2025, the Board met with members of 89bio’s management and with representatives of Gibson Dunn, Centerview and Moelis present. Representatives of Gibson Dunn updated the Board on the resolution of open items in the Merger Agreement, the Board’s fiduciary duties in connection with the transactions contemplated by the Merger Agreement, and reviewed certain other legal matters, including the terms of the CVR Agreement and the Tender and Support Agreement. Members of 89bio’s management presented its long-term financial projections (as adjusted from the August 27 draft solely to reflect actual results of operations since August) (the “Projections”). Representatives of Centerview reviewed with the Board their financial analysis of the Offer Price and rendered to the Board an oral opinion, which was subsequently confirmed by the delivery of a written opinion, dated September 17, 2025, that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares of 89bio’s common stock (other than holders of Excluded Shares) in the Offer pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (for a detailed discussion of Centerview’s opinion, please see “—Opinion of Centerview Partners LLC”). Representatives of Moelis reviewed with the Board their financial analysis of the Offer Price and rendered to the Board an oral opinion, which was subsequently confirmed by the delivery of a written opinion, dated September 17, 2025, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing its opinion as set forth therein, the Offer Price to be received by the holders of Shares of 89bio’s common stock (other than Excluded Shares) in the Offer and pursuant to the Merger was fair, from a financial point of view, to such holders (for a detailed discussion of Moelis’ opinion, please see “—Opinion of Moelis & Company LLC”). The opinions delivered by Centerview and Moelis are attached to this Schedule 14D-9 as Annex I and Annex II, respectively. The Board then discussed the proposed transaction structure, the consideration to be received by 89bio stockholders and the reasons for pursuing a strategic transaction at this time.

Following such discussion, the Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the CVR Agreement, are advisable and fair to, and in the best interests of, 89bio and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and approved and declared advisable the CVR Agreement, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of 89bio accept the Offer and tender their shares to Parent pursuant to the Offer.

Also on September 17, 2025, 89bio and Parent executed and delivered the Merger Agreement, including the final form of CVR Agreement attached thereto. The closing share price for 89bio common stock on such date was $8.08.

Before the opening of trading on Nasdaq on September 18, 2025, 89bio and Parent each issued a press release to announce the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price, and 89bio filed a Current Report on Form 8-K, which included the Merger Agreement.

On September 29, 2025, 89bio and Parent made their respective filings under the HSR Act.

On October 1, 2025, Parent commenced the Offer and 89bio filed this Schedule 14D-9.

(ii) Reasons for Recommendation

The Board carefully considered the Transactions, including the Offer and the Merger, and the Support Agreement, consulted with management and outside legal and financial advisors at various times, and considered and analyzed the following material factors and benefits (which are not necessarily presented in order of relative importance) that supported its determination and recommendation:

•

Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate potential value and form of the consideration to be received in the Offer and the Merger by 89bio’s stockholders, and considered:

•

the fact that the Closing Amount of the Offer provides immediate value and liquidity to 89bio’s stockholders and protects them from future risks related to 89bio’s business and financial markets generally;

•

the fact that, in addition to the Closing Amount, 89bio’s stockholders will receive one CVR per Share, which provides 89bio’s stockholders an opportunity to realize additional value through certain contingent cash payments of up to an aggregate amount of $6.00 per Share upon the achievement of specified milestones within specified time periods, representing an illustrative risk-adjusted net present value range of $1.00 to $1.12 per CVR as calculated by Centerview and Moelis based on 89bio management’s assessments as to applicable probabilities of success of achieving each of the Milestones and the estimated timing of achievement of each of the Milestones;

•

the current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, and the fact that (i) the Closing Amount to be received upon consummation of the Offer and the Merger represents an approximately 79% premium over the closing price per Share on September 17, 2025, the last full trading day prior to the public announcement of the execution of the Merger Agreement, and an approximately 52% premium over the volume weighted average price per Share for the 60-trading day period ending on September 17, 2025, and (ii) the fact that the Closing Amount plus the illustrative risk-adjusted net present value range of $1.00 to $1.12 per CVR represents an approximately 92% to 93%

premium over the closing price per Share on September 17, 2025 and an approximately 63% to 64% premium over the volume weighted average price per Share for the 60-trading day period ending on September 17, 2025;

•

the Board’s assessment that there is a reasonable basis for believing that the Milestones are achievable, taking into account the fact that Parent (directly or through its affiliates) (i) is obligated to use certain specified Commercially Reasonable Efforts to achieve a First Commercial Sale in the United States of a CVR Product for the treatment of Stage 4 MASH and (ii) has extensive experience and resources in biopharmaceutical product development and commercialization;

•

the fact that 89bio would be required to raise substantial additional dilutive capital (estimated at $1.1 billion in the Projections) and/or successfully execute future business development activities to raise additional capital, in order to fund 89bio’s development, manufacturing and commercialization activities in its standalone plan and the Board’s belief that the financing overhang has had and would continue to have a negative effect on the trading price of 89bio’s stock given the uncertainty of the dilutive impact of future financing transactions and the uncertainty as to 89bio’s ability to obtain such financing on reasonable terms or at all as required to execute its standalone plan;

•

the fact that Parent raised its offer price from an initial proposal of $13.00 per Share, to $14.00 per Share plus up to $2.00 per Share in milestone payments, to $14.50 per Share plus up to $5.00 per Share in milestone payments, to a final offer of $14.50 per Share plus up to $6.00 per Share in Milestone Payments;

•

the Board’s belief that (i) there was substantial risk of losing the Offer Price if 89bio continued to pursue a higher price and (ii) based on the conversations and negotiations with Parent through the date of the Merger Agreement, the Offer Price represented the highest price Parent was willing to pay and the highest price reasonably obtainable by 89bio under the circumstances, as described in more detail above under “—Background of the Offer and Merger;”

•

the Board’s assessment that 89bio’s standalone strategy was not reasonably likely to present opportunities for creating greater value for 89bio’s stockholders than the Offer Price, taking into account the timeframe on which such value would be realized and the risks and uncertainties in 89bio’s business, including:

•

the fact that pegozafermin is currently 89bio’s only product candidate and that 89bio’s ability to generate revenue from product sales and achieve profitability depends solely on pegozafermin’s approval and commercial success;

•	the costs and risks of product development, including the costs of running large-scale Phase 3 clinical trials;

•

the fact that without dilutive financing or otherwise obtaining substantial additional financing, 89bio may not be able to continue operating its business and developing and commercializing pegozafermin;

•

the outcome, timing and risks of 89bio’s ongoing clinical trials of pegozafermin, including: (i) the Phase 3 ENLIGHTEN-Fibrosis trial for the treatment of patients with MASH and fibrosis stage F2-F3, (ii) the Phase 3 ENLIGHTEN-Cirrhosis trial for the treatment of patients with MASH and compensated cirrhosis (fibrosis stage F4) and (iii) the Phase 3 ENTRUST trial for the treatment of patients with severe hypertriglyceridemia;

•

the outcome, timing and costs of seeking regulatory approval for pegozafermin, including the risks that the timeline for regulatory approval may be longer than currently anticipated due to changing requirements by the FDA;

•

the risks and significant costs relating to 89bio’s reliance on third-party manufacturers and vendors for the manufacturing of pegozafermin for clinical trials and commercial supply and 89bio’s ongoing efforts to maintain and further diversify 89bio’s key manufacturing relationships for commercial scale in preparation for commercialization;

•	the risks and costs of developing a commercial infrastructure in anticipation of obtaining marketing approval;

•	the reliance on third parties or partners to conduct clinical trials;

•

assuming pegozafermin obtains regulatory approval, the risks and costs associated with commercialization of drug candidates, including obtaining reimbursement, gaining market acceptance and overcoming other adverse market developments;

•

assuming pegozafermin obtains regulatory approval, the risks that pegozafermin does not achieve market acceptance, including as a result of the potential market acceptance of direct and indirect competitors, including companies developing therapies like incretins to treat obesity and/or Type 2 diabetes, which are also being developed for the treatment of MASH;

•	the fact that 89bio may not be able to achieve profitability; and

•	the various additional risks and uncertainties that are set forth in Part I, Item 1A. of the Annual Report, as updated by 89bio’s subsequent filings with the SEC.

•

that the Supporting Stockholders that beneficially owned approximately 13.4% of the outstanding Shares as of September 17, 2025, entered into the Support Agreement obligating each of them during the term of such agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement;

•

the opinion of Centerview rendered to the Board on September 17, 2025, which was subsequently confirmed by delivery of a written opinion dated September 17, 2025, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders, as well as the financial analysis prepared by Centerview, as reviewed and discussed by the Board, as more fully described below under the caption “—Opinion of Centerview Partners LLC.” The full text of the written opinion of Centerview, dated September 17, 2025, has been included in Annex I to this Schedule 14D-9 and is incorporated herein by reference; and

•

the opinion of Moelis rendered to the Board on September 17, 2025, which was subsequently confirmed by delivery of a written opinion dated September 17, 2025, that, as of such date, and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Moelis set forth in Moelis’ written opinion, the Offer Price to be received by the holders of Shares (other than Excluded Shares) in the Offer and pursuant to the Merger was fair, from a financial point of view, to such holders, as well as the financial analysis prepared by Moelis, as reviewed and discussed by the Board, as more fully described below under the caption “—Opinion of Moelis & Company LLC.” The full text of the written opinion of Moelis, dated September 17, 2025, has been included in Annex II to this Schedule 14D-9 and is incorporated herein by reference.

•	Negotiation Process. The Board considered the process undertaken with Parent and other potential counterparties, including:

•	the fact that other strategic parties that had been contacted with respect to a potential acquisition of 89bio or that otherwise had prior business development discussions with 89bio were not interested in exploring a potential strategic transaction at this time, and the Board’s belief that any third party that would have been interested in exploring a transaction with 89bio had already been contacted or would have been motivated to approach 89bio;

•

that, following the consideration of potential strategic alternatives, the Board determined that none of the possible alternatives were reasonably likely to present superior opportunities for 89bio to create greater value for 89bio’s stockholders;

•

the fact that the terms of the Offer and the Merger were the result of robust, arms’-length negotiations conducted by 89bio with the knowledge and at the direction of the Board and with the assistance of independent financial and legal advisors; and

•	the economic and contractual enhancements that 89bio and its advisors were able to obtain as a result of negotiations with Parent.

•	Likelihood and Speed of Consummation of the Offer and the Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•	the financial strength of Parent and its ability to fund the Closing Amount with available cash and later make the Milestone Payments;

•	the absence of any financing condition in the Merger Agreement;

•

the business reputation, financial condition and capabilities of Parent, including Parent’s track record of successfully completing merger and acquisition transactions, Parent’s global capabilities in late-stage development and commercialization, and the Board’s perception that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner;

•	the likelihood of obtaining required regulatory approvals;

•

the fact that the limited nature of the conditions to Parent’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect” in the Merger Agreement that includes the exclusion of certain regulatory and clinical matters relating to pegozafermin, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase;

•

the fact that Parent and 89bio have both agreed to use their respective reasonable best efforts pursuant to the terms of the Merger Agreement and under applicable law to consummate the Offer and the Merger, including to take such actions as are necessary to obtain the expiration or termination of waiting periods from governmental bodies under any antitrust law; and

•

the structure of the Transactions as a tender offer for all outstanding Shares with an upfront cash component, with the expected result that a relatively short period will elapse before 89bio’s stockholders receive the Closing Amount, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•

Opportunity to Receive a Reverse Termination Fee. The Board considered the provision in the Merger Agreement requiring Parent to pay 89bio a reverse termination fee of $79,900,000 in cash in the event the Merger Agreement is terminated as a result of certain conditions related to applicable antitrust laws not being satisfied.

•	Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Board considered the following:

•

89bio’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after September 17, 2025 and prior to the time that the Offer is consummated;

•

the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to payment of a termination fee of $79,900,000 in cash, which amount the Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

•

the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that 89bio’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior proposal or material event, change, effect, development, condition or occurrence constituting an intervening event.

•

End Date. The termination date under the Merger Agreement on which either 89bio or Parent, subject to certain exceptions, can terminate the Merger Agreement is March 17, 2026, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which 89bio would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The termination date may be extended by either Parent or 89bio for up to two additional 120-day periods, if certain antitrust consents and approvals have not been obtained.

•

Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information—Notice of Appraisal Rights.”

The Board also considered and analyzed a variety of risks and other potentially negative factors in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

the fact that the Closing Amount, while providing relative certainty of value, would not allow 89bio’s stockholders to participate in the possible growth and potential future earnings of 89bio following the completion of the Transactions, except to the extent Milestone Payments are made pursuant to the CVR Agreement;

•

the fact that the Milestones may not be achieved at all or during the applicable period required by the CVR Agreement for 89bio’s stockholders to receive the Milestone Payments, as discussed above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(b) Arrangements with Merger Sub, Parent, and their Affiliates—CVR Agreement;”

•

the fact that the pendency of the Merger may cause 89bio to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with 89bio or as a result of certain restrictions on the conduct of 89bio’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on 89bio’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of 89bio’s business and towards completion of the Offer and the Merger;

•

the interests of 89bio’s executive officers and directors and the fact that 89bio’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of 89bio’s stockholders, generally, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between 89bio and its Executive Officers, Directors and Affiliates;”

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•

the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior proposal) on:

•

the trading price of the Shares, which could be adversely affected by many factors, including, if the Merger Agreement is terminated, (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting 89bio, (ii) the possibility that the marketplace would consider 89bio to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of termination of the Merger Agreement;

•	89bio’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Merger; and

•	89bio’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•

the effect of the non-solicitation provisions of the Merger Agreement that restrict 89bio’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire 89bio, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, 89bio will be required to pay a termination fee of $79,900,000 in cash, which could discourage certain alternative proposals for, or the entry into an agreement with respect to, an acquisition of 89bio within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by 89bio’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Merger Agreement on the conduct of 89bio’s business prior to the consummation of the Merger, which may delay or prevent 89bio from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action 89bio would otherwise take with respect to the operations of 89bio absent the pending Merger;

•

the fact that the completion of the Merger will require certain antitrust clearance, which clearance could subject the Merger to unforeseen delays and risks, including the risk that the Merger is not approved;

•	the possibility that Parent will transfer its obligations under the CVR Agreement to a third party;

•	the risk of litigation arising in respect of the Transactions; and

•	other risks of the type and nature as further described below under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the CVR Agreement, are advisable and fair to, and in the best interests of, 89bio and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and approved and declared advisable the CVR Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that 89bio’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that 89bio’s stockholders tender their Shares to Merger Sub pursuant to the Offer addresses the information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, 89bio’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of 89bio’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between 89bio and its Executive Officers, Directors and Affiliates.”

(iii) Certain Financial Projections

89bio does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

However, in connection with the Board’s review of potential strategic alternatives, 89bio’s management, at the direction of the Board, prepared unaudited financial projections for fiscal years 2025 through 2043 on a risk-adjusted basis (the “Projections”), based on the best currently available estimates and good faith judgments of 89bio’s management at such time, to assist the Board in its strategic review and evaluation of 89bio’s intrinsic value as a standalone company. On August 27, 2025, 89bio’s management presented preliminary long-term financial projections to the Board in connection with the Board’s evaluation of the August 25 Proposal. On September 17, 2025, 89bio’s management presented the Projections (as adjusted solely to reflect actual results of operations since August), to the Board with the view that the Projections then reflected the best currently available estimates and good faith judgments of senior management as to the future financial performance of 89bio on a risk-adjusted basis, and were to be used by 89bio’s financial advisors, Centerview and Moelis, in connection with their respective financial analyses and opinions. Centerview and Moelis used and relied upon the Projections in connection with the rendering of their fairness opinions to the Board and performing their financial analyses in connection therewith.

The Projections reflect estimates and assumptions made by 89bio’s management, including, among other things, those with respect to probabilities of success; regulatory approval timing; product launch timing; peak sales and timing thereof for pegozafermin; development and operating expenses, overhead and other costs and expenses; ability to raise future capital; and general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond 89bio’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on 89bio’s business and its results of operations. The Projections were developed solely using the information available to 89bio’s management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, among other things, the ability of 89bio to obtain regulatory approval for pegozafermin and the effect of regulatory actions, including the impact on potential product launch years, the ability to generate revenue for pegozafermin, the effectiveness of 89bio’s commercial execution for pegozafermin, the extent of competition, the success of clinical testing and development, manufacturing and supply availability, patent life and other potentially available regulatory exclusivity, the ability of 89bio to raise future capital on favorable terms or at all, the ability to attract and retain highly qualified personnel, the effect of global economic conditions, and increases in regulatory oversight and other risk factors described in the Annual Report, the 2025 Quarterly Reports and 89bio’s current reports on Form 8-K. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

None of 89bio, Parent or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the

Projections or the ultimate performance of 89bio relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither 89bio’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of 89bio that the Projections or the information contained therein are material. Except as required by applicable law, neither 89bio nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the Projections, which were prepared as of an earlier date.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding 89bio in its public filings with the SEC. The Projections were developed by 89bio’s management on a standalone basis without giving effect to the Merger, the Offer or the other transactions contemplated by the Merger Agreement, and therefore the Projections do not give effect to the proposed Merger or any changes to 89bio’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the proposed Merger and the Offer. Furthermore, the Projections do not take into account the effect of any failure of the proposed Merger to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that 89bio or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, which may differ materially from the assumptions upon which the Projections are based, and this information should not be relied upon as such. 89bio’s management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The Projections include 89bio’s management’s estimates of unlevered free cash flow, which is a non-GAAP financial measure. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and 89bio’s management does not believe it is feasible to provide accurate forecasted non-GAAP reconciliations. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a U.S. GAAP financial measure were not provided to or relied upon by the Board, in connection with its evaluation of the Transactions, or Centerview or Moelis in connection with their respective financial analyses and the opinions that Centerview and Moelis each rendered in connection with the Transactions. Accordingly, 89bio has not provided a reconciliation of the financial measures included in the Projections to the relevant U.S. GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger and the Offer.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections set forth below. The information and tables set forth below are included solely to give 89bio’s stockholders access to the Projections that were made available to the Board,

Centerview and Moelis and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:

The Projections

	Fiscal Year Ending December 31,
($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue (1)	—	—	—	$2	$160	$491	$842	$1,389	$2,118	$2,506

Cost of Goods Sold and Outbound Milestones and Royalties	—	—	—	($3)	($21)	($69)	($82)	($139)	($215)	($269)
Gross Profit	—	—	—	($1)	$139	$422	$760	$1,250	$1,903	$2,236

R&D Expense	($332)	($348)	($204)	($195)	($134)	($84)	($71)	($28)	($20)	($14)

S&M Expense	($8)	($16)	($36)	($139)	($145)	($192)	($224)	($256)	($309)	($402)

G&A Expense	($49)	($29)	($34)	($38)	($57)	($55)	($54)	($56)	($58)	($59)
Stock-Based Compensation Expense	($28)	($31)	($36)	($41)	($24)	($34)	($42)	($50)	($59)	($70)

EBIT (2)	($418)	($424)	($311)	($413)	($220)	$57	$367	$860	$1,457	$1,691

	Fiscal Year Ending December 31,
($ in millions)	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E
Net Revenue (1)	$2,835	$2,913	$2,989	$3,067	$3,145	$3,226	$2,745	$1,922	$1,346

Cost of Goods Sold and Outbound Milestones and Royalties	($309)	($319)	($329)	($321)	($275)	($284)	($279)	($267)	($261)
Gross Profit	$2,526	$2,594	$2,660	$2,746	$2,871	$2,943	$2,465	$1,655	$1,084

Total R&D Expense	($14)	($15)	($15)	($16)	($16)	($17)	($14)	($10)	($7)

Total S&M Expense	($426)	($463)	($476)	($490)	($500)	($515)	($267)	($138)	($72)

Total G&A Expense	($61)	($63)	($65)	($67)	($69)	($71)	($62)	($45)	($32)
Stock-Based Compensation Expense	($79)	($81)	($83)	($85)	($88)	($90)	($76)	($54)	($38)

EBIT (2)	$1,946	$1,972	$2,021	$2,088	$2,198	$2,250	$2,046	$1,409	$936

(1)

Net revenue is risk-adjusted and takes into account 89bio’s management’s estimates as to the probabilities of success of 89bio on a standalone basis with respect to the development, regulatory approval and commercialization of pegozafermin for certain specified indications in certain regions, including: (a) Fibrosis Stage 2 and Stage 3 MASH in the United States estimated at 51%; (b) Fibrosis Stage 4 MASH in the United States estimated at 40%; (c) MASH outside of the United States, ranging from 40% to 51%; and (d) SHTG in the United States estimated at 72%.

(2)	“EBIT” is earnings before interest expenses and taxes.

In addition, at the direction and instruction of 89bio’s management, Centerview and Moelis calculated the unaudited prospective Unlevered Free Cash Flows of 89bio as set forth below based on the Projections and assumptions provided by 89bio’s management, including certain assumptions about 89bio’s tax rates and estimated capital expenditures, depreciation and amortization, and changes in net working capital, which calculations have been reviewed and approved by 89bio’s management for use by Centerview and Moelis in connection with their financial analyses and rendering each of their fairness opinions.

The values in the table below do not take into account the effect of federal NOL usage, state NOL usage, federal tax credit usage or the cost of future capital raises.

Unlevered Free Cash Flow

	Fiscal Year Ending December 31,
($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
EBIT (2)	($418)	($424)	($311)	($413)	($220)	$57	$367	$860	$1,457	$1,691

Less: Tax Expense (if profitable) (3)	—	—	—	—	—	(14)	(88)	(206)	(350)	(406)

Less: Capital Expenditures	(0)	(0)	(0)	(0)	(0)	(1)	(2)	(4)	(4)	(4)

Plus: D&A	0	0	0	0	0	1	2	4	4	4

Less: Change in NWC	—	—	—	(0)	(19)	(40)	(42)	(66)	(88)	(46)

Unlevered Free Cash Flow (4) (5)	($418)	($424)	($311)	($413)	($239)	$3	$237	$588	$1,020	$1,239

	Fiscal Year Ending December 31,
($ in millions)	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E
EBIT (2)	$1,946	$1,972	$2,021	$2,088	$2,198	$2,250	$2,046	$1,409	$936

Less: Tax Expense (if profitable) (3)	(467)	(473)	(485)	(501)	(528)	(540)	(491)	(338)	(225)

Less: Capital Expenditures	(4)	(4)	(4)	(5)	(5)	(5)	(5)	(5)	(5)

Plus: D&A	4	4	4	5	5	5	5	5	5

Less: Change in NWC	(39)	(9)	(9)	(9)	(9)	(10)	58	99	69

Unlevered Free Cash Flow (4) (5)	$1,439	$1,490	$1,527	$1,578	$1,661	$1,701	$1,613	$1,169	$780

(3)	Assumes a standalone 24% effective tax rate.
(4)

“Unlevered Free Cash Flow” is a non-GAAP financial measure that is calculated by starting with EBIT less tax expense, plus depreciation and amortization, less capital expenditures, less change in net working capital. Stock-based compensation is treated as a cash expense.

(5)	Excludes impact of estimated future capital raise costs.

89bio’s Management Assessment of Probabilities of Success for Milestone Achievement

On the same basis as the Projections, 89bio’s management also estimated the probabilities of success for achieving each of the applicable Milestones, which ranged from 40% to 49% depending on the Milestone and assuming an achievement date in advance of the applicable Milestone Outside Date, by first consulting industry sources (Hay et al., “Clinical Development Success Rates for Investigational Drugs,” which covers data from 2003 to 2011, and BIO 2020, “Clinical Development Success Rates 2011-2020,” which covers data from 2011 to 2020), on the probability of drug candidates advancing to the next phase of development and the cumulative probability of advancing from Phase 3 through marketing approvals, as a benchmark, and then by applying for each of the applicable Milestones adjustments in 89bio’s management’s judgment based on the current phase of development of pegozafermin and the current clinical and nonclinical data for pegozafermin. Such probabilities of success for achieving each of the Milestones were estimated by 89bio’s management to be 40% for Milestone 1 (assuming an achievement date in 2029), 49% for Milestone 2 (assuming an achievement date in 2033) and 49% for Milestone 3 (assuming an achievement date in 2033). The Board directed Centerview and Moelis to use and rely on such estimated probabilities of success and assumed achievement dates in Centerview’s and Moelis’ respective analyses of the Closing Amount, taken together (and not separately) with the CVR in connection with and for purposes of Centerview’s and Moelis’ respective opinions and the underlying analyses as further described below under the sections captioned “—Opinion of Centerview Partners LLC” and “—Opinion of Moelis & Company LLC.”

(iv) Opinion of Centerview Partners LLC

89bio retained Centerview Partners LLC, which is referred to in this Schedule 14D-9 as “Centerview,” as a financial advisor to the Board in connection with the proposed Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion below under the caption “—Opinion of Centerview Partners LLC” only. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held by 89bio or any subsidiary thereof (or held in the treasury of 89bio) or owned, directly or indirectly, by Parent or Merger Sub (or any other subsidiary of Parent) and (ii) any Dissenting Shares (as defined in the Merger Agreement), which are collectively referred to as “Excluded Shares” throughout this section captioned “—Opinion of Centerview Partners LLC,” including the summary of Centerview’s opinion below) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On September 17, 2025, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 17, 2025 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated September 17, 2025, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of 89bio as to whether or not such holder should tender Shares in connection with the Transaction, or any stockholder of 89bio or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated September 17, 2025, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement;”

•

a draft of the form of the CVR Agreement dated September 17, 2025, referred to in this summary of Centerview’s opinion as the “Draft CVR Agreement” (together with the Draft Merger Agreement, referred to in this summary of Centerview’s opinion as the “Draft Agreements”);

•	Annual Reports on Form 10-K of 89bio for the years ended December 31, 2024, December 31, 2023 and December 31, 2022;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of 89bio;

•	certain publicly available research analyst reports for 89bio;

•	certain other communications from 89bio to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of 89bio, including certain financial forecasts, analyses and projections relating to 89bio, including the probability of realizing the Milestone Payments under the CVR Agreement and the timing of such payments, prepared by management of 89bio and furnished to Centerview by 89bio for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of 89bio regarding their assessment of the Internal Data and conducted such financial studies and analyses and took into account such information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with 89bio’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at 89bio’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of 89bio as to the matters covered thereby and Centerview relied, at 89bio’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at 89bio’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of 89bio, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of 89bio. Centerview assumed, at 89bio’s direction, that the final executed Merger Agreement and the final executed CVR Agreement would not differ in any material respect to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at 89bio’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of 89bio, or the ability of 89bio to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, 89bio’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to 89bio or in which 89bio might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of 89bio or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of 89bio or any party, or class of such persons in connection with the Transaction, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement, the CVR Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of 89bio as to whether or not such holder should tender Shares in connection with the Transaction, or any stockholder of 89bio or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated September 17, 2025. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of 89bio. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of 89bio or any other parties to the Transaction. None of 89bio, Parent, Merger Sub or Centerview or any other person assumes responsibility if future results are different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of 89bio do not purport to be appraisals or reflect the prices at which 89bio may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 16, 2025 (the last trading day before the execution of the Merger Agreement) and is not necessarily indicative of current market conditions.

Analysis of Offer Price

Centerview conducted an analysis of the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such Offer Price is equal, on a per share basis, to $14.50 per Share, net to the seller in cash without interest, together, and not separately, with one CVR, which could result in additional payments of up to $6.00 in cash upon achievement of the Milestones, as described under “Item 3. Past Contracts, Transactions, Negotiations and Agreements—(b) Arrangements with Merger Sub, Parent, and their Affiliates—CVR Agreement” above. For analytical purposes, assuming that holders of CVRs receive an aggregate payment of $6.00 per CVR upon the achievement of the Milestones based on the probability of success as estimated by management of 89bio in, and at the time implied by, the Forecasts, as described under “—Certain Financial Projections” above, and further assuming the midpoint of a range of discount rates from 14.0% to 16.0% based on Centerview’s analysis of 89bio’s weighted average cost of capital, Centerview calculated an illustrative risk-adjusted net present value for one CVR of $1.06.

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per share consideration” refers to an aggregate assumed implied per share value of the Offer Price of $15.56 per Share (the “Implied Offer Price Value”), equal, on a per share basis, to $14.50 upfront consideration plus the illustrative risk-adjusted net present value of one CVR of $1.06, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that the conditions triggering any or all of the Milestone Payments pursuant to the CVR Agreement will be satisfied.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of 89bio based on the Forecasts. The Forecasts are described in further detail in the section above under “—Certain Financial Projections.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value, as of September 30, 2025, using discount rates ranging from 14.0% to 16.0% (reflecting Centerview’s analysis of 89bio’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of 89bio over the period beginning on October 1, 2025 and ending on December 31, 2043, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of 89bio, calculated by Centerview by assuming that 89bio’s unlevered free cash flows would decline in perpetuity after December 31, 2043 at a rate of free cash flow decline of 40% year-over-year and (iii) tax savings from usage of 89bio’s federal net operating losses of $256 million, $20 million in federal tax credits and state net operating losses of $497 million, each as of December 31, 2024, and 89bio’s estimated future losses, as set forth in the Internal Data; and (b) (i) subtracting from the foregoing results 89bio’s debt of $35 million as of September 30, 2025 (which, for the purposes of Centerview’s analysis, assumed $7.5 million in outstanding principal amount of the debt are converted to Shares at Share prices above $12.69 and $5.0 million in outstanding principal amount of the debt are converted to Shares at Share prices above $9.58), as set forth in the Internal Data and (ii) adding to the foregoing results 89bio’s estimated cash of $480 million as of September 30, 2025, plus an assumed equity raise of $200 million in 2026, and the net present value of the cost to raise net proceeds of $900 million from 2027-2029, in each case, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in the money Options, PSUs, RSUs, and Warrants), as of September 16, 2025, as set forth in the Internal Data.

This analysis resulted in an implied per share equity value range of $12.65 to $15.65, rounded to the nearest $0.05. Centerview then compared this range to the Implied Offer Price Value of $15.56 per share to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended September 16, 2025 (the last trading day before the execution of the Merger Agreement), which reflected low and high closing prices for the shares during such period of approximately $4.83 to $11.66 per share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of September 16, 2025, which indicated low and high price targets for the shares ranging from $11.00 to $55.00 per share.

•

Premia Paid Analysis. Centerview performed an analysis of premia paid in certain selected transactions involving publicly traded, clinical-stage biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to 89bio and the Transaction, for which premium data was available. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction (including the net present value of contingent consideration, if any) to the closing price of such target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 50% to 100% to 89bio’s closing stock price on September 16, 2025 (the last trading day before the execution of the Merger Agreement) of $7.97, which resulted in an implied price range per Share, rounded to the nearest $0.05, of $11.95 to $15.95.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of 89bio with respect to the Offer Price or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between 89bio and Parent and was approved by the Board. Centerview provided advice to 89bio during these negotiations. Centerview did not, however, recommend any specific amount of consideration to 89bio or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to 89bio, and Centerview did not receive any compensation from 89bio during such period. In the two years prior to the date of its written opinion, Centerview was engaged to provide financial advisory services unrelated to 89bio to a private company in which RA Capital Management, L.P. (“RA Capital”), a significant minority stockholder of 89bio, held an approximately 55% equity interest, but Centerview did not receive and, as of the date of its written opinion, did not expect to receive any compensation in connection with such engagement, which had been terminated prior to date of Centerview’s written opinion. In the two years prior to the date of its written opinion, Centerview had also been engaged to provide, and, in certain cases, as of the date of its written opinion, was providing, financial advisory services to entities in which RA Capital held a significant minority equity interest, in connection with several matters unrelated to 89bio, including as follows: (i) in 2025, Centerview was engaged to provide financial advisory services to Chimerix, Inc. (“Chimerix”), in which RA Capital held an approximately 9.8% interest, in connection with Chimerix’s sale to Jazz Pharmaceuticals plc, and Centerview received $26.4 million in fees from Chimerix for such services; (ii) in 2025, Centerview was engaged to provide financial advisory services unrelated to 89bio to a private company in which RA Capital held an approximately 17% minority equity interest, in connection with such company’s sale, and Centerview received between $50 million and $60 million in fees from such company for such services; (iii) in 2024, Centerview was engaged to provide financial advisory services unrelated to 89bio to a private company in which RA Capital held an approximately 34% minority equity interest, in connection with such company’s sale, and Centerview received between $30 million and $40 million in fees from such company for such services; (iv) in 2024, Centerview was engaged to provide financial advisory services unrelated to 89bio to a private company in which RA Capital held an approximately 20% minority equity interest, in connection with such company’s sale, and Centerview received between $15 million and $20 million in fees from such company for such services; (v) in 2023 and 2024, Centerview was engaged to provide financial advisory services unrelated to 89bio to a private company in which RA Capital held a less than 20% minority equity interest, in connection with such company’s sale, and Centerview received between $15 million and $25 million in fees from such company for such services; (vi) in 2023, Centerview was engaged to provide financial advisory services unrelated to 89bio to a private company in which RA Capital held a less than 15% minority equity interest, in connection with such company’s sale, and Centerview received between $5 million and $15 million in fees from such company for such services; (vii) in 2023, Centerview was engaged to provide financial advisory services to Icosavax, Inc. (“Icosavax”), in which RA Capital held a less than 15% minority equity interest, in connection with Icosavax’s sale to AstraZeneca plc, and Centerview received $21 million in fees from Icosavax for such services; (viii) in 2023, Centerview was engaged to provide financial advisory services to BELLUS Health Inc. (“Bellus”), in which RA Capital held an approximately 10% minority equity interest, in connection with Bellus’ sale to GSK plc, and Centerview received $46 million in fees from Bellus for such services; and (ix) in 2023, Centerview was engaged to provide financial advisory services to DICE Therapeutics, Inc. (“DICE”), in which RA Capital held a less than 20% minority equity interest, in connection with DICE’s sale to Eli Lilly & Company, and Centerview received $44 million in fees from DICE for such services. As of the date of Centerview’s written opinion, the potential fees from any such current engagements could not be quantified. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent or Merger Sub, and Centerview did not receive any compensation from Parent or Merger Sub during such period. Centerview may provide financial advisory and other services to or with respect to 89bio, Parent or RA Capital or their respective affiliates, including portfolio companies of RA Capital, in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, 89bio, Parent, RA Capital or any of their respective affiliates, including portfolio companies of RA Capital, or any other party that may be involved in the Transaction.

The Board selected Centerview as a financial advisor in connection with the Transaction based on Centerview’s reputation and experience in the life sciences industry and its expertise and qualifications in transactions of this nature. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

Pursuant to the terms of Centerview’s engagement letter, in connection with Centerview’s services as a financial advisor to the Board, 89bio has agreed to pay Centerview an aggregate fee currently estimated to be approximately $33 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $31.5 million of which is payable contingent upon consummation of the Transaction. In addition,

89bio has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

(v) Opinion of Moelis & Company LLC

At the meeting of the Board on September 17, 2025 to evaluate and approve the Transactions, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated September 17, 2025, addressed to the Board to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the opinion, the Offer Price to be received by holders of Shares (other than Excluded Shares) was fair, from a financial point of view, to such holders.

The summary of the written opinion of Moelis set forth below is qualified in its entirety by the full text of Moelis’ written opinion dated September 17, 2025, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, and which is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. Moelis’ opinion was provided for the use of the Board (solely in its capacity as such) in its evaluation of the Transactions. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) and does not address 89bio’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to 89bio. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transactions or any other matter, including whether such stockholder should tender shares in the Transactions. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information including publicly available research analysts’ financial forecasts relating to 89bio;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of 89bio furnished to Moelis by 89bio, including financial forecasts provided to or discussed with Moelis by management of 89bio (including assumptions regarding the probability and timing of achievement of each Milestone set forth in the CVR Agreement);

•	reviewed information regarding the capitalization of 89bio furnished to Moelis by 89bio;

•

reviewed estimates prepared and provided to Moelis by the management of 89bio as to 89bio’s projected utilization on a standalone basis of net operating losses and tax credits to achieve future tax savings;

•	conducted discussions with members of the senior management and representatives of 89bio concerning the information described above as well as the business and prospects of 89bio generally;

•	reviewed the reported prices and trading activity for Shares;

•

considered the results of efforts by or on behalf of 89bio, including by Moelis at 89bio’s direction, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of 89bio;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed appropriate;

•	reviewed the financial terms of certain other transactions that Moelis deemed appropriate;

•	reviewed a draft, dated September 17, 2025, of the Merger Agreement and a draft, dated September 17, 2025, of the CVR Agreement;

•	participated in certain discussions and negotiations among representatives of 89bio and Parent and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its analysis and opinion, Moelis, with the consent of the Board, relied on the information supplied to, discussed with or reviewed by Moelis being complete and accurate in all material respects. Moelis did not independently verify any such information (or assume any responsibility for the independent verification of any of such information). With the consent of the Board, Moelis also relied on the representation of 89bio’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With the consent of the Board, Moelis relied upon, without independent verification, the assessment of 89bio and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, Moelis assumed, at the direction of the Board, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of 89bio as to the future performance of 89bio (including management’s assumptions regarding the probability and timing of achievement of the conditions with respect to payment of any or all of the Milestone Payments pursuant to the CVR Agreement). Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they were based. In addition, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of 89bio, nor was Moelis furnished with any such evaluation or appraisal.

Moelis’ opinion does not address 89bio’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to 89bio and did not address any legal, regulatory, tax or accounting matters. Moelis was not asked to, nor did it, offer any opinion as to any terms of the Merger Agreement (including the CVR Agreement) or any aspect or implication of the Transactions (including the form or terms of the CVR or the restrictions on transferability thereof), except for the fairness of the Offer Price, from a financial point of view, to the holders of Shares (other than Excluded Shares). Moelis did not express any opinion as to fair value, viability or the solvency of 89bio following the closing of the Transactions. Moelis noted that, pursuant to the Merger Agreement, holders of Excluded Shares would not be converted into the right to receive the Offer Price, and expressed no opinion with respect to such Excluded Shares or as to the fairness of the Offer Price to holders of Excluded Shares. Moelis did not consider, and Moelis did not express any opinion as to, the terms of the Tender and Support Agreement (as defined in the Merger Agreement) or any other agreements or any of the transactions contemplated thereby.

In rendering its opinion, Moelis assumed, with the consent of the Board, that the final executed form of the Merger Agreement and the CVR Agreement would not differ in any material respect from the draft that Moelis reviewed, that the Transactions would be consummated in accordance with their respective terms without any waiver or modification that could be material to Moelis’ analysis, that the representations and warranties of each party set forth in the Merger Agreement were accurate and correct, and that the parties to the Merger Agreement and the CVR Agreement would comply with all the material terms of such agreements. Moelis assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transactions would be obtained, except to the extent that could not be material to Moelis’ analysis. In addition, at the direction of the Board, for purposes of Moelis’ analysis and opinion, Moelis utilized probabilities for the achievement of each Milestone, which was informed by the management of 89bio, and assumed the timing of each Milestone would be consistent with the financial forecasts referred to above. Further, Moelis assumed, with the consent of the Board, that if each Milestone is achieved, each Milestone Payment in respect thereof would be made in accordance with the CVR Agreement.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion and Moelis assumed no responsibility to update its opinion for developments after that date.

Moelis’ opinion is for the use and benefit of the Board (solely in its capacity as such) in its evaluation of the Transactions. The opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transactions or any other matter. The opinion did not address the fairness of the Transactions or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of 89bio, other than the fairness of the Offer Price from a financial point of view to the holders of Shares (other than Excluded Shares). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Offer Price or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.

Summary of Moelis Financial Analyses

The following is a summary of the material financial analysis presented by Moelis to the Board at their meeting held on September 17, 2025, in connection with the delivery of Moelis’ opinion. This summary describes the material analysis underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

For purposes of its financial analyses described below, Moelis calculated the implied value of the Offer Price to be a range of $15.50 to $15.62 per Share (the “Consideration Range”) by adding (a) the Closing Amount of $14.50 per Share and (b) the risk-adjusted present value, as of September 30, 2025, of the Milestone Payments, which was calculated to be $1.00 to $1.12 per Share utilizing the following assumptions: (i) a discount rate range of 14.0% to 16.0% for the Milestone Payments, which discount rate range was based on the estimated range of weighted average cost of capital (“WACC”) of 89bio, as described in further detail below under “—Discounted Cash Flow Analysis,” and (ii) timing of achievement of the conditions with respect to the payment of any or all of the Milestone Payments pursuant to the CVR Agreement, based on management of 89bio’s financial projections relating to the commercialization of pegozafermin and associated revenue milestones.

For purposes of its financial analyses, Moelis reviewed a number of financial and operating metrics, including “EBIT” which was generally calculated as earnings before interest and taxes. For purposes of calculating EBIT, stock-based compensation was treated as a cash expense.

Discounted Cash Flow Analysis

Moelis performed a discounted cash flow (“DCF”) analysis of 89bio to calculate the present value, as of September 30, 2025, of (a) estimated future unlevered after-tax free cash flows projected by management of 89bio to be generated by 89bio for the three months ending December 31, 2025 and the calendar years ending December 31, 2026 through December 31, 2043 and (b) the estimated terminal value of 89bio. For purposes of the DCF analysis, Moelis calculated unlevered free cash flow as EBIT less (i) taxes, (ii) capital expenditures, (iii) cost of raising equity, (iv) changes in net working capital, plus (v) depreciation and amortization. Cash flow from 89bio’s tax attributes was calculated separately and added to 89bio’s unlevered after-tax free cash flow.

In performing the DCF analysis of 89bio, Moelis utilized a range of discount rates of 14.0% to 16.0% based on an estimated range of WACC for 89bio. The WACC range was derived using the capital asset pricing model and a size premium. Moelis used the foregoing range of discount rates to calculate an implied range of prices per Share by discounting to present values as of September 30, 2025 (a) probability of success-adjusted unlevered after-tax free cash flows utilizing the Projections for the three months ending December 31, 2025 and the calendar years ending December 31, 2026 through December 31, 2043 (discounted using a mid-year discounting convention), (b) an estimated terminal value derived using the perpetuity growth method and assuming a range of perpetuity growth rates of negative 20.0% to negative 60.0% (as directed by 89bio’s management), and (c) tax savings from usage of 89bio’s federal and state net operating losses, federal tax credits and 89bio’s estimated future losses based on the Projections and assuming a standalone 24% effective tax rate, in each case, at the direction of the management of 89bio. The DCF analysis also incorporated the impact of (i) equity financing approximately $1.1 billion of additional capital that would be required to fund the commercialization of pegozafermin, including (a) $200 million of net cash proceeds from an assumed public equity raise in 2026 (the “Near-Term Equity Financing”) and (b) the net present value of the cost to raise net cash proceeds of $900 million from 2027 to 2029 across three separate public equity financings, in each case based on the Projections, (ii) debt of $23 million to $35 million (depending on the implied price of Shares and the resulting Lender Conversion under the Term Loan Facility (each as defined in the Merger Agreement)) and (iii) estimated cash of $480 million as of September 30, 2025, in each case, as directed by 89bio’s management. Moelis then divided the results of the foregoing calculations by the number of Shares, calculated on a fully-diluted basis as of September 16, 2025 (determined using the treasury stock method and taking into account outstanding in-the-money Options, RSUs, PSUs, shares issuable upon the Lender Conversion under the Term Loan Facility and certain warrants) and adjusted for the Near-Term Equity Financing.

The DCF analysis yielded an implied range of prices per Share of $12.53 to $16.09, which Moelis compared to the Consideration Range of $15.50 to $15.62 per Share.

Other Information

Moelis also noted for the Board certain additional factors that were not relied upon by Moelis or considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes only, including, among other things:

Analyst Price Target Analysis

Moelis reviewed publicly available Wall Street research analysts’ price targets for the Shares published as of September 16, 2025, which ranged from $11.00 to $55.00 per share, with a median of $30.00 per share.

52-Week Low/High Company Per Share Price Analysis

Moelis reviewed the historical trading performance of the Shares over a 52-week period ending September 16, 2025, which ranged from a closing trading price low of $4.83 per share on April 8, 2025 to a high of $11.66 per share on February 5, 2025.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its professional judgment and experience after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to 89bio or the Transactions. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither 89bio, nor Moelis nor any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price was determined through arm’s length negotiations between 89bio, on the one hand, and Parent, on the other, and was approved by the Board. Moelis did not recommend any specific consideration to the Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transactions.

Moelis acted as a financial advisor to 89bio in connection with the Transactions. 89bio agreed to pay Moelis certain fees for its services in connection with the Transactions, including (i) an opinion fee of $1 million, which became payable upon the substantial completion by Moelis of the work in connection with rendering its opinion (regardless of the conclusion reached in that opinion) and which shall be offset against the transaction fee referred to below, (ii) three work fees payable on January 3, 2023, December 20, 2024, and September 10, 2025, aggregating $700,000 and (iii) a transaction fee, which shall become payable upon consummation of the Transactions. The transaction fee is calculated by reference to the fully diluted enterprise value of 89bio implied by the Transactions and is currently estimated to be approximately $33 million. In addition, 89bio has agreed to reimburse Moelis for certain of its expenses, including reasonable attorneys’ fees, and to indemnify Moelis and related persons against various liabilities, including certain liabilities under the federal securities laws.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of 89bio or Parent or their respective affiliates. In the two years prior to the date of its opinion, Moelis has not provided investment banking or other services to 89bio or Parent unrelated to the Transactions. In the two years prior to the date of its opinion, Moelis has not received any fees from Parent and/or its related entities. In the future, Moelis may provide investment banking or other services to 89bio and/or Parent and/or its related entities, for which Moelis would expect to receive compensation for such services.

The Board selected Moelis as a financial advisor in connection with the Transactions because Moelis has substantial experience in similar transactions and familiarity with 89bio. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

(vi) Intent to Tender

To 89bio’s knowledge, after making reasonable inquiry, all of 89bio’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date, as it may be extended from time to time (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Board selected Centerview and Moelis as its financial advisors in connection with the Transactions. Each of Centerview’s and Moelis’ opinions to the Board, referred to above under “Item 4. The Solicitation or Recommendation,” does not constitute a recommendation to any of 89bio’s stockholders as to whether or not such stockholders should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as a financial advisor to the Board, 89bio has agreed to pay Centerview an aggregate fee currently estimated to be approximately $33 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion to the Board and the balance of which is payable contingent upon consummation of the Transactions. In connection with Moelis’ services as a financial advisor to the Board, 89bio has agreed to pay Moelis certain fees for its services in connection with the Transactions, including (i) an opinion fee of $1 million, which became payable upon the substantial completion by Moelis of the work in connection with rendering its opinion (regardless of the conclusion reached in that opinion) and which shall be offset against the transaction fee referred to below, (ii) three work fees payable on January 3, 2023, December 20, 2024, and September 10, 2025, aggregating $700,000 and (iii) a transaction fee, which shall become payable upon consummation of the Transactions. The transaction fee is calculated by reference to the fully diluted enterprise value of 89bio implied by the Transactions and is currently estimated to be approximately $33 million. In addition, 89bio has agreed to reimburse certain of each of Centerview’s and Moelis’ expenses arising, and to indemnify each of Centerview and Moelis and related persons against certain liabilities that may arise, out of Centerview’s and Moelis’ engagement, respectively.

Neither 89bio nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to 89bio’s stockholders on its behalf with respect to the Transactions.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by 89bio, or, to 89bio’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of 89bio, during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), 89bio is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of 89bio’s securities by 89bio, 89bio’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving 89bio or 89bio’s affiliates, (iii) any purchase, sale or transfer of a material amount of assets of 89bio or any affiliate of 89bio or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of 89bio.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase.

The information set forth in Section 12 (Purpose of the Offer; Plans for 89bio) and Section 13 (The Transaction Documents) of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

Conditions to the Offer

The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On September 17, 2025, the Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the CVR Agreement, are advisable and fair to, and in the best interests of, 89bio and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and approved and declared advisable the CVR Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that 89bio’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. If Merger Sub acquires, pursuant to the Offer, a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub and its “affiliates” (as such term is defined in Section 251(h)(6) of the DGCL) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h)(6) of the DGCL), would represent at least one Share more than 50% of the number of Shares that are issued and outstanding at the Acceptance Time, Merger Sub will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by 89bio’s stockholders.

State Takeover Laws

A number of states (including Delaware, where 89bio is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, the Board has approved the Transaction Documents, the Transactions, the Support Agreements and the transactions contemplated thereby, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, 89bio’s stockholders or beneficial owners who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by 89bio and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this

Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that 89bio will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that 89bio’s stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to 89bio at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform 89bio of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Written Demand

All written demands for appraisal should be addressed to 89bio, Inc., 655 Montgomery Street, Suite 1500, San Francisco, CA 94111, Attention: Chief Operating Officer.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder (including any beneficial owner) of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. 89bio is under no obligation to and has no present intention to file a petition and holders should not assume that 89bio will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder (including any beneficial owner) of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder (including any beneficial owner) of Shares (each, a “Dissenting Holder,” and such Shares, “Dissenter Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenter Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal, with respect to all Shares, if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal by delivering a written withdrawal either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, and further in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions or the Support Agreement.

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations that have been promulgated thereunder, certain transactions, including Merger Sub’s purchase of Shares pursuant to the Offer, may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the expiration or termination of any waiting period under the HSR Act. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirement.

Pursuant to the Merger Agreement, each of Parent and 89bio filed on September 29, 2025 a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire 30 days following the filing of the Premerger Notification and Report Form, at 11:59 p.m., New York City time, on October 29, 2025, but this period may change if (i) the Antitrust Division or the FTC grants early termination of the waiting period, or (ii) Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to start a new 30-day waiting period. Further, if the reviewing agency issues a formal request for additional information and documentary material, the waiting period will be extended until 11:59 p.m., New York City time, 30 days after substantial compliance with such requests. The parties may also agree with the Antitrust Division or FTC to not consummate the Offer for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.

After the waiting period expires or has been terminated, Parent and 89bio will be free to complete the Offer and the Merger subject to the remaining conditions set forth in the Offer to Purchase.

While 89bio believes that consummation of the Offer and the Merger would not violate any such antitrust, competition or foreign investment control law, there can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust, competition or foreign investment control law grounds will not be made and, if so, what the result will be.

Other Antitrust Approvals

Except as described above with respect to the HSR Act, we are not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of 89bio, please see the Annual Report and the 2025 Quarterly Reports.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, statements regarding the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the subsequent merger set forth in the Merger Agreement, and the possibility of any termination of the Merger Agreement. Words such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “anticipate,” “goal,” “opportunity,” “develop,” “plan” or the negative of these terms, and similar expressions, or statements regarding intent, belief, or current expectations, are forward looking statements. While 89bio believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this Solicitation/Recommendation Statement. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties (including, without limitation, those set forth in 89bio’s filings with the SEC), many of which are beyond 89bio’s control and subject to change. Actual results could be materially different. Risks and uncertainties include: risks associated with the timing of the closing of the proposed transactions, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transactions will not occur; uncertainties as to how many of 89bio’s stockholders will tender their shares in the offer; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the possibility that competing offers will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the proposed transactions, the response of business partners and competitors to the announcement of the proposed transactions, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transactions; risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive payments in respect of the CVRs; and other risks and uncertainties identified in 89bio’s Annual Report on Form 10-K for the year ended December 31, 2024 and other subsequent disclosure documents filed with the SEC as well as the tender offer materials filed by Parent and Merger Sub and this Solicitation/Recommendation Statement, in each case as amended by any subsequent filings made with the SEC. Neither Parent nor 89bio undertakes any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 1, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Merger Sub with the SEC on October 1, 2025 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published on October 1, 2025, in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

Exhibit No.	Description

(a)(5)(A)	Press Release of 89bio, Inc., dated September 18, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on September 18, 2025).

(a)(5)(B)	Media Release issued by Roche Holdings, Inc., dated September 18, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on September 18, 2025).

(a)(5)(C)	Q&A Acqusition of 89bio, Inc., dated September 18, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on September 18, 2025).

(a)(5)(D)	89bio, Inc. Email to Employees, first used on September 18, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by 89bio, Inc. with the SEC on September 18, 2025).

(a)(5)(E)	X Post made by Roche Holdings, Inc. on September 18, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on September 18, 2025).

(a)(5)(F)	LinkedIn Announcement posted by Roche Holdings, Inc. on September 18, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on September 18, 2025).

(a)(5)(G)	LinkedIn Post by 89bio, Inc. on September 18, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by 89bio, Inc. with the SEC on September 19, 2025).

(a)(5)(H)	LinkedIn Post by Rohan Palekar, Chief Executive Officer of 89bio, Inc., on September 18, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by 89bio, Inc. with the SEC on September 19, 2025).

(a)(5)(I)	89bio, Inc. Employee FAQ, first used on September 24, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by 89bio, Inc. with the SEC on September 24, 2025).

(a)(5)(J)	Opinion of Centerview Partners LLC, dated September 17, 2025 (included as Annex I to this Schedule 14D-9).

(a)(5)(K)	Opinion of Moelis & Company LLC, dated September 17, 2025 (included as Annex II to this Schedule 14D-9).

(a)(5)(L)	Tender and Support Agreement, dated as of September 17, 2025, by and among Roche Holdings, Inc., Bluefin Merger Subsidiary, Inc., RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on September 18, 2025).

(e)(1)	Agreement and Plan of Merger, dated as of September 17, 2025, among 89bio, Inc., Roche Holdings, Inc. and Bluefin Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on September 18, 2025).

(e)(2)*	Confidentiality Agreement, dated as of March 28, 2023, as amended effective as of March 10, 2025, between 89bio, Inc. and Genentech, Inc.

(e)(3)	Definitive Proxy Statement of 89bio, Inc. in respect of its 2025 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A, filed by 89bio, Inc. with the SEC on April 15, 2025).

(e)(4)	Annual Report of 89bio, Inc. on Form 10-K for the fiscal year ended December 31, 2024 (incorporated by reference to the Annual Report on Form 10-K for fiscal year ended December 31, 2024 filed by 89bio, Inc. with the SEC on February 27, 2025).

(e)(5)	Quarterly Report of 89bio, Inc. on Form 10-Q for the three months ended March 31, 2025 (incorporated by reference to the Quarterly Report on Form 10-Q filed by 89bio, Inc. with the SEC on May 2, 2025).

Exhibit No.	Description

(e)(6)	Quarterly Report of 89bio, Inc. on Form 10-Q for the three months ended June 30, 2025 (incorporated by reference to the Quarterly Report on Form 10-Q filed by 89bio, Inc. with the SEC on August 8, 2025).

(e)(7)	Form of Indemnification Agreement for 89bio, Inc. directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, as amended (File No. 333-234174), originally filed by 89bio, Inc. with the SEC on October 11, 2019).

(e)(8)	89bio, Inc. Amended and Restated 2019 Equity Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A (File No. 333-234174) filed by 89bio, Inc. with the SEC on October 28, 2019).

(e)(9)	89bio, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A (File No. 333-234174) filed by 89bio, Inc. with the SEC on October 28, 2019).

(e)(10)	89bio, Inc. 2023 Inducement Plan (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-270544) filed by 89bio, Inc. with the SEC on March 15, 2023).

(e)(11)	89bio, Inc. Amended and Restated 2023 Inducement Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by 89bio, Inc. with the SEC on November 7, 2024).

(e)(12)	Executive Employment Offer Letter, dated April 15, 2020, by and between 89bio, Inc. and Rohan Palekar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on May 4, 2020).

(e)(13)	Executive Employment Offer Letter, dated April 15, 2020, by and between 89bio, Inc. and Hank Mansbach (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on May 4, 2020).

(e)(14)	Executive Employment Offer Letter, dated April 15, 2020, by and between 89bio, Inc. and Quoc Le-Nguyen (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on May 4, 2020).

(e)(15)	Executive Employment Offer Letter, dated April 15, 2020, by and between 89bio, Inc. and Ryan Martins (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by 89bio, Inc. with the SEC on May 4, 2020).

(e)(16)	Executive Employment Offer Letter, dated July 31, 2024, by and between 89bio, Inc. and Francis Sarena (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by 89bio, Inc. with the SEC on November 7, 2024).

(e)(17)	Amendment to Executive Employment Offer Letter, dated July 31, 2024, by and between 89bio, Inc. and Francis Sarena, dated April 24, 2025 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by 89bio, Inc. with the SEC on August 8, 2025).

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

89BIO, INC.

By:	/s/ Rohan Palekar
Name:	Rohan Palekar
Title:	Chief Executive Officer

Dated: October 1, 2025

Annex I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

September 17, 2025

The Board of Directors

89bio, Inc.

655 Montgomery Street, Suite 1500

San Francisco, CA 94111

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of 89bio, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Roche Holdings, Inc., a Delaware corporation (“Parent”), Bluefin Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Offer”) at a price of $14.50 per Share, net to the seller in cash without interest (the “Cash Amount”), plus one contingent value right per Share (a “CVR”), representing the right to receive the Milestone Payments (as such term is defined in the Contingent Value Rights Agreement in the form annexed to the Agreement (the “CVR Agreement”)), if any, at the times provided for in the CVR Agreement, without interest, determined in accordance with the CVR Agreement (the Cash Amount, taken together (and not separately) with the CVR, collectively the “Consideration”) for each Share accepted and (ii) that, following completion of the Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company or any subsidiary thereof (or held in the treasury of the Company) or owned, directly or indirectly, by Parent or Purchaser (or any other subsidiary of Parent) and (ii) any Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

31 WEST 5 2ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650  FAX: (212) 380-2651  WWW.CENTERVIEWPARTNERS.COM

The Board of Directors

89bio, Inc.

September 17, 2025

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we were engaged to provide financial advisory services unrelated to the Company to a private company in which RA Capital Management, L.P. (“RA Capital”), a significant minority stockholder of the Company, held an approximately 55% equity interest, but we did not receive and do not expect to receive any compensation in connection with such engagement, which has been terminated. In the past two years, we have also been engaged to provide, and, in certain cases, are currently providing, financial advisory services to entities in which RA Capital holds a significant minority equity interest, in connection with matters unrelated to the Company, including to Aliada Therapeutics, Inc. in connection with its sale to AbbVie and to Jnana Therapeutics, Inc. in connection with its sale to Otsuka in 2024, and we have received, and may in the future receive, compensation for certain of the foregoing services. At this point, the potential fees from any such current engagements cannot be quantified. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Purchaser, and we have not received any compensation from Parent or Purchaser during such period. We may provide financial advisory and other services to or with respect to the Company, Parent or RA Capital or their respective affiliates, including portfolio companies of RA Capital, in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, RA Capital or any of their respective affiliates, including portfolio companies of RA Capital, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated September 17, 2025 and a draft of the form of the CVR Agreement dated September 17, 2025 attached thereto (collectively, the “Draft Agreements”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and conducted such financial studies and analyses and took into account such information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative,

The Board of Directors

89bio, Inc.

September 17, 2025

off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and the final executed CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement, the CVR Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

The Board of Directors

89bio, Inc.

September 17, 2025

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex II

September 17, 2025

Board of Directors

89bio, Inc.

655 Montgomery St, Suite 1500

San Francisco, CA 94111

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (“Company Common Stock”), of 89bio, Inc. (the “Company”) other than (i) any share of Company Common Stock that is held or owned, directly or indirectly, by the Company (or any wholly owned subsidiary of the Company), Roche Holdings, Inc. (the “Acquiror”), Bluefin Merger Subsidiary, Inc., a wholly owned, direct subsidiary of the Acquiror (the “Acquisition Sub”) or any of their respective subsidiaries, immediately prior to the effective time of the Merger (as defined below) and (ii) holders of Dissenting Shares as defined in the Agreement (as defined below) (clauses (i) and (ii), collectively, “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Company, the Acquiror and the Acquisition Sub. As more fully described in the Agreement and the Contingent Value Rights Agreement attached thereto (the “CVR Agreement”), (i) the Acquisition Sub will commence a tender offer to purchase all of the outstanding shares of Company Common Stock for a price of (x) $14.50 per share of Company Common Stock net to the seller in cash, without interest (the “Closing Amount”) plus (y) one contingent value right (“CVR”) per share of Company Common Stock representing the right to receive up to $6.00 in Milestone Payments (as defined in the CVR Agreement) upon satisfaction of certain conditions set forth in the CVR Agreement, if any, at the time provided for in the CVR Agreement, without interest thereon (such amount, together with the Closing Amount, the “Consideration”) for each share of Company Common Stock accepted; and (ii) following the consummation of such tender offer, the Acquisition Sub will merge with and into the Company, with the Company being the surviving corporation (the “Merger” and, together with such tender offer, the “Transaction”) and each issued and outstanding share of Company Common Stock not previously acquired by the Acquisition Sub (other than Company Common Stock held by Excluded Holders) will be converted into the right to receive the Consideration.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information including publicly available research analysts’ financial forecasts relating to the Company; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company (including assumptions regarding the probability and timing of achievement of each Milestone (as defined in the CVR Agreement) set forth in the CVR Agreement); (iii) reviewed information regarding the capitalization of the Company furnished to us by the Company; (iv) reviewed estimates prepared and provided to us by the management of the Company as to the Company’s projected utilization on a standalone basis of net operating losses and tax credits to achieve future tax savings; (v) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) through (iv) of this paragraph, as well as the business and prospects of the Company generally; (vi) reviewed the reported prices and trading activity for the Company Common Stock; (vii) considered the results of efforts by or on behalf of the Company, including by us at the

399 Park Avenue | 4th Floor | New York, NY 10022

Moelis & Company LLC doing business as Moelis.

Company’s direction, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of the Company; (viii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed appropriate; (ix) reviewed the financial terms of certain other transactions that we deemed appropriate; (x) reviewed a draft, dated September 17, 2025, of the Agreement and a draft dated September 17, 2025 of the CVR Agreement; (xi) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors; and (xii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our analysis and opinion, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any such information). With your consent, we have also relied on the representation of the Company’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company (including management’s assumptions regarding the probability and timing of achievement of the conditions with respect to the CVR set forth in the CVR Agreement). We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Our opinion does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Agreement (including the CVR Agreement) or any aspect or implication of the Transaction (including the form or terms of the CVR or the restrictions on transferability thereof), except for the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). We are not expressing any opinion as to fair value, viability or the solvency of the Company following the closing of the Transaction. We note that, pursuant to the Agreement, the Company Common Stock held by Excluded Holders will not be converted into the right to receive the Consideration, and we express no opinion with respect to such shares held by the Excluded Holders or as to the fairness of the Consideration to the Excluded Holders thereof. We have not considered, and we do not express any opinion as to, the terms of the Tender and Support Agreement (as defined in the Agreement) or any other agreements or any of the transactions contemplated thereby.

In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement and the CVR Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with their respective terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreement are accurate and correct, and that the parties to the Agreement and the CVR Agreement will comply with all the material terms thereof. We have assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. In addition, at your direction, for purposes of our analysis and opinion, we have utilized probabilities for the achievement of each Milestone, which was informed by management of the Company, and assumed the timing of each Milestone will be consistent with the financial forecasts referred to above. Further, we have assumed, with your consent, that if each Milestone is achieved, each Milestone Payment in respect thereof will be made in accordance with the CVR Agreement.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We previously received work fees in connection with our engagement. We also became entitled to a fee upon having substantially completed our work in connection with the delivery of this opinion, regardless of the conclusion reached herein. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquiror or its related entities. In the two years prior to the date hereof, except for providing investment banking services to the Company in connection with the Transaction, we have not provided investment banking or other services to the Company. In the two years prior to the date hereof, we have not provided investment banking or other services to the Acquiror. In the future we may provide investment banking and other services for the Company and/or the Acquiror and/or its related entities, for which we would expect to receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders, other than Excluded Holders.

Very truly yours,

/s/ Moelis & Company LLC
MOELIS & COMPANY LLC

Annex III SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

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c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating

III-2

or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

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(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

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appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

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(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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